Exhibit 99.1

PROVINCE OF MANITOBA

This description of Province of Manitoba is dated as of October 22nd, 2015 and appears as Exhibit 99.1 to the Province’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2015.

This document (otherwise than as part of a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Province of Manitoba (the Province). The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION

This document appears as an exhibit to the Province’s Annual Report to the U.S. Securities and Exchange Commission on Form 18-K for the fiscal year ended March 31, 2015. Additional information with respect to the Province is available in that Annual Report, in the other exhibits to that Annual Report and in amendments thereto. The Annual Report exhibits and amendments can be inspected and copied at the Commission’s website at http://www.sec.gov, or at the public reference facilities maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Copies of those documents may also be obtained at prescribed rates from the Public Reference Section of the Commission at its Washington address or from Province of Manitoba, Department of Finance, Treasury Division, 350-363 Broadway, Winnipeg, Manitoba R3C 3N9, Canada. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room.

The fiscal year of the Province ends March 31. Fiscal 2015 and 2014-2015 refer to the fiscal year ended March 31, 2015 and, unless otherwise indicated, 2014 means the calendar year ended December 31, 2014. Other fiscal years and calendar years are referred to in a corresponding manner.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars ($ or C$) and all references to dollars are to Canadian dollars. See “Canadian Foreign Exchange” for information regarding the rates of conversion of U.S. dollars into Canadian dollars.

At October 21, 2015, the noon spot exchange rate for U.S. dollars as reported by Bank of Canada, expressed in Canadian dollars, was $1.3116.

Totals in the statistical tables set forth in this document may not add due to rounding.

SUMMARY

The following information is qualified in its entirety by the more detailed information in this document.

PROVINCE OF MANITOBA

Economy

	Year Ended December 31,					Compound Annual Growth Rate
	2010	2011	2012	2013	2014	2010-2014
	(In millions of dollars, unless otherwise indicated)
Nominal Gross Domestic Product	$52,934	$55,829	$58,881	$61,244	$63,633	4.7%
Change in Real Gross Domestic Product
Manitoba	2.6%	2.3%	2.7%	2.4%	2.4%
Canada	3.4%	3.0%	1.9%	2.0%	2.4%
Manufacturing Shipments	$14,367	$15,229	$15,398	$15,428	$15,931	2.6
Farm Cash Receipts	4,781	4,971	5,146	5,772	5,927	5.5
Capital Investment	7,555	7,509	7,795	7,620	9,527	6.0
Primary Household Income	34,503	36,166	38,239	39,729	41,051	4.4
Population at July 1 (in thousands)	1,221	1,234	1,250	1,265	1,280	1.2
Average Unemployment Rate	5.4%	5.5%	5.3%	5.4%	5.4%
Change in Consumer Price Index (Manitoba)	0.8%	3.0%	1.6%	2.2%	1.9%
Average Exchange Rate (C$ per U.S.$)	1.0299	0.9891	0.9996	1.0299	1.1045

Revenue and Expense of the Government Reporting Entity (1)

	Year Ended March 31,
	2011	2012	2013	2014	2015
	(In millions of dollars)
Total Revenue	$13,069	$13,688	$13,614	$14,214	$14,739
Total Expense	(13,250)	(14,689)	(14,174)	(14,736)	(15,191)

Summary Net Income (Loss)	$(181)	$(1,001)	$(560)	$(522)	$(452)

(1)	See “Statement of Revenue and Expense of the Government Reporting Entity” on page 25.

Net Direct Funded and Guaranteed Borrowings

	As of March 31,
	2011	2012	2013	2014	2015
	(In millions of dollars, unless otherwise indicated)
Consisting of
Net Direct Funded Borrowings	$22,770	$25,728	$25,728	$30,074	$33,325
Net Guaranteed Borrowings	165	257	257	265	172

	$22,935	$25,985	$25,985	$30,339	$33,497
Issued for
General Government Programs (1)	$11,856	$13,919	$13,919	$15,720	$16,777
Self-Sustaining Purposes	11,018	12,019	12,019	14,599	16,705
Loans Payable to the Government of Canada and Government Business Enterprises (2)	61	47	47	19	15

	$22,935	$25,985	$25,985	$30,339	$33,497
General Government Programs Borrowings as a Percentage of Nominal Gross Domestic Product	22.4%	24.9%	25.2%	25.7%	26.4%

(1)	Total borrowings issued for General Government Programs includes borrowings for Capital Assets, Teacher’s Retirement Allowance Fund and Civil Service Superannuation Fund.
(2)	Canadian generally accepted accounting principles (GAAP) for the public sector as recommended by the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants (CICA) require certain amounts owing to the Federal Government and Government Business Enterprises be recorded as loans payable.

Summary Net Debt

	As of March 31,
	2011	2012	2013	2014	2015
	(In millions of dollars, unless otherwise indicated)
Total Financial Assets (1)	$9,904	$10,623	$10,585	$10,683	$10,743

Liabilities:
Borrowings (2)	17,150	19,603	20,788	21,946	23,257
Accounts Payable, accrued charges, provisions and unearned revenue	3,513	3,864	3,790	3,971	4,204
Pension Liability	1,731	1,634	1,828	2,038	2,245

Total Liabilities	22,394	25,101	26,406	27,955	29,706

Summary Net Debt	$12,490	$14,478	$15,821	$17,272	$18,963

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	23.6%	25.9%	26.9%	28.2%	29.8%

(1)	Includes cash, amounts receivable, loans and advances, investments, equity in government business enterprises and other financial assets.
(2)	Excludes borrowings incurred for and repayable by The Manitoba Hydro-Electric Board.

MAP OF THE PROVINCE OF MANITOBA

THE PROVINCE OF MANITOBA

General Information

The Province of Manitoba is located in the centre of Canada, north of the States of Minnesota and North Dakota. It is the most easterly of the three Provinces of Manitoba, Saskatchewan and Alberta, which together constitute the Prairie Region of Canada. Manitoba is bounded on the east by the Province of Ontario, on the north by Hudson Bay and the Territory of Nunavut, and on the west by the Province of Saskatchewan. Manitoba has 400 miles of northern coastline bordering on Hudson Bay. The only seaport in the Prairie Region is located at Churchill on Hudson Bay.

Of Manitoba’s total area of 251,000 square miles, 39,000 square miles are lakes and rivers and 163,000 square miles are lands owned by Manitoba. Cultivated land comprises 28,000 square miles in the southern part of Manitoba. The northern part of the Province, which is part of the Canadian Shield, is composed largely of timberlands and extensive areas of mineralized rock structure.

The estimated population of Manitoba on July 1, 2015 was 1,293,378, an increase of 1.0% over the prior year. Winnipeg Census Metropolitan Area had an estimated population of 782,600 in 2014, an increase of 1.6% over the prior year. Winnipeg, the capital of the Province, has a diversified economic base with significant activity in a variety of manufacturing and service sectors. The City is also a major air, rail and truck transportation hub by virtue of its geographical position in the centre of the continent.

The second-largest city in Manitoba is Brandon, with an estimated population of 51,282 in 2014, an increase of 1.2% over the prior year. Brandon, in western Manitoba, is a major supply centre for the agriculture industry, as well as an agriculture-related manufacturing centre.

Constitutional Framework

Canada consists of a federation of Provinces and Territories. A constitutional division of powers between the Federal and Provincial governments was established by the British North America Act, 1867, an Act of the Parliament of the United Kingdom. By later enactments, including the Constitution Act, 1982, the power to amend the constitution of Canada (the Constitution) was transferred to Canada.

Under the Constitution, the Provinces are assigned jurisdiction over education, municipal institutions, property and civil rights, natural resources and other matters of purely provincial or local concern. The Legislature of each Province has exclusive jurisdiction over the borrowing of money on the sole credit of that Province. The Parliament of Canada has jurisdiction over areas not assigned to the Provincial Legislatures, including such matters as aboriginal persons’ civil rights, the Federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defence, foreign affairs, postal services, interprovincial transportation and communications undertakings. The Provinces and the Parliament of Canada have shared jurisdiction over immigration, health care, environment and agriculture.

Various constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal Government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other Provinces and the Federal Government would be obliged to enter into negotiations with Quebec with respect to secession; such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism, the rule of law and the protection of minorities.

Provincial Government

The Provincial Government has general responsibility for the administration of all governmental activities and functions within Manitoba, other than those which are under the jurisdiction of the Federal Government. It carries out certain of these responsibilities through Provincial agencies, boards, commissions and Crown organizations. Certain other responsibilities have been delegated to cities, municipalities and semi-autonomous bodies such as school boards and regional health authorities.

The executive power in the Province is vested in the Lieutenant Governor acting on the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General in Council on the advice of the Prime Minister of Canada.

The Executive Council, which includes the Premier and Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor, usually on the nomination of the leader of the party with the largest number of members in the Legislative Assembly. Members of the Executive Council are usually members of the Legislative Assembly.

The Legislative Assembly has 57 members who are elected for terms of four years, subject to earlier dissolution of the Assembly by the Lieutenant Governor, usually on the recommendation of the Executive Council. In the last general election of members of the Legislative Assembly, held on October 4, 2011, the New Democratic Party was elected to a majority of seats. In accordance with The Elections Act (Manitoba) (the Elections Act), the next Provincial is to take place April 19, 2016.

The following table sets forth the results of the three most recent elections of the Province and the current standing of the Legislative Assembly.

	Number of Members
	2003	2007	2011	Current
New Democratic Party of Manitoba	35	36	37	35
The Progressive Conservative Party of Manitoba	20	19	19	19
Manitoba Liberal Party	2	2	1	1
Vacant	—	—	—	2

Total	57	57	57	57

ECONOMY

General

The Manitoba economy is among the most diversified in Canada, with 11 industries each making up more than 5% of Gross Domestic Product (GDP). Its major industries are: manufacturing; finance, insurance and real estate; construction; mining (which includes oil production); transportation and storage; retail trade; wholesale trade; agriculture; information and culture; professional and scientific services; and utilities. Manitoba is also a major transportation hub, with national and international air and rail cargo linkages and a substantial trucking industry.

Economic growth in Manitoba has been among the most stable in Canada, reflecting some of the Province’s structural characteristics, including a broad industrial base, balanced exports to interprovincial and international markets, relatively healthy household balance sheets and a stable labour market. Over the period from 2009 to 2014, Manitoba’s average annual real GDP growth rate was 2.5%, the same as Canada’s overall average rate.

In 2014, economic growth remained steady despite increased uncertainty in the global environment. Manitoba’s economy remained stable and grew on strength in manufacturing shipments, retail sales and wholesale trade, partially offset by reduced crop production. The Manitoba Bureau of Statistics estimated that Manitoba’s real GDP expanded 2.4% in 2014, unchanged from 2013 and third best among the Provinces.

The following table sets forth growth rates in 2014 for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the unemployment rate for 2014.

	Manitoba (%)	Canada (%)
Housing Starts	-16.7	-0.7
Retail Sales	4.3	4.6
Manufacturing Sales	3.3	5.3
Gross Domestic Product	3.9	4.3
Real Gross Domestic Product	2.4	2.4
Capital Investment	25.0	3.4
Foreign Merchandise Exports	7.3	11.0
Farm Cash Receipts	2.7	4.6
Value of Mining Production	-1.9	N/A
Consumer Price Index	1.9	2.0
Employment	0.1	0.6
Average Unemployment Rate	5.4	6.9

Reflecting national and international economic forecast revisions, the latest survey of private sector forecasts indicates that Manitoba’s real GDP is expected to expand by 2.1% in 2015, revised down 0.4% from Budget 2015. Manitoba ranks third strongest among provinces in 2015 and one of three with growth above 2.0%. Nominal GDP is projected to increase by 3.2%, while Manitoba’s consumer price inflation is expected to average 1.2% in 2015.

Statistics Canada’s Annual Capital and Repair Expenditures Survey published in July 2015, indicated that capital investment in Manitoba is expected to increase by 4.5% to $10.0 billion in 2015, with a public capital investment increase of 13.8% and a private capital investment decrease of 4.7%.

The following table sets forth the year-to-date growth rates, where available, for 2015 for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the year-to-date unemployment rate.

	Manitoba (%)	Canada (%)
Housing Starts (September)	-13.3	2.5
Retail Sales (July)	0.7	2.1
Manufacturing Sales (July)	-1.0	-1.6
Foreign Merchandise Exports (August)	-0.1	-2.2
Farm Cash Receipts (March)	1.8	4.5
Consumer Price Index (August)	1.0	1.1
Employment (September)	1.9	0.9
Unemployment Rate (September)	5.6	6.8
Population (July)	1.0	0.9

The following table sets forth selected indicators of economic activity and compound annual growth rates for Manitoba and Canada for the calendar years 2010 through 2014. In this table and throughout this document, compound annual growth rates are calculated by distributing the aggregate amount of growth during the period on the basis of a constant annual rate of growth compounded annually.

SELECTED ECONOMIC INDICATORS

	Year Ended December 31,					Compound Annual Growth Rate
	2010	2011	2012	2013	2014	2010-2014
	(In millions of dollars, unless otherwise indicated)
Nominal Gross Domestic Product (1)
Manitoba	$52,934	$55,829	$58,881	$61,244	$63,633	4.7%
Canada	1,662,757	1,770,014	1,831,228	1,893,759	1,974,825	4.4
Real Gross Domestic Product (2)
Manitoba	$52,361	$53,541	$55,009	$56,348	$57,700	2.5
Change	2.6%	2.3%	2.7%	2.4%	2.4%
Canada	$1,593,356	$1,640,522	$1,672,066	$1,705,567	$1,747,170	2.3
Change	3.4%	3.0%	1.9%	2.0%	2.4%
Primary Household Income	$34,503	$36,166	$38,239	$39,729	$41,051	4.4
Primary Household Income Per Capita (Dollars)	28,260	29,315	30,581	31,399	32,066	3.2
Retail Sales	15,770	16,443	16,652	17,297	18,034	3.4
Capital Investment	7,555	7,509	7,795	7,620	9,527	6.0
Housing Starts (Units)	5,888	6,083	7,242	7,465	6,220	1.4
Change in Consumer Price Index
Manitoba	0.8%	3.0%	1.6%	2.2%	1.9%
Canada	1.8%	2.9%	1.5%	0.9%	2.0%
Population (July 1) (in thousands)
Manitoba	1,221	1,234	1,250	1,265	1,280	1.2
Canada	34,005	34,343	34,752	35,156	35,544	1.1
Employment (in thousands)	609.0	611.7	621.6	625.8	626.5	0.7
Average Unemployment Rate	5.4%	5.5%	5.3%	5.4%	5.4%
Average exchange rate (C$ per U.S.$)	$1.0299	$0.9891	$0.9996	$1.0299	$1.1045

(1)	At market prices.
(2)	Expressed at market prices in 2007 chained dollars.

Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Department of Finance.

Economic Structure

The Province has a balanced and diversified economy. In 2014, goods producing industries accounted for 30.6% of real GDP at basic prices. Manufacturing accounted for 11.2% of real GDP at basic prices, construction for 6.6%, mining for 6.5%, and agriculture for 3.6%. The commercial service sector accounted for 47.7% of real GDP at basic prices, and the non-commercial service sector accounted for 21.7%.

The following table sets forth the real gross domestic product by industry at basic prices and the compound annual growth rates for the calendar years 2010 through 2014.

REAL GROSS DOMESTIC PRODUCT AT BASIC PRICES BY INDUSTRY (1)

	Year Ended December 31,					Compound Annual Growth Rate
	2010	2011	2012	2013	2014	2010-2014
	(In millions of 2007 chained dollars)
Goods Producing Industries
Manufacturing	$4,931	$5,248	$5,759	$5,784	$6,011	5.1%
Construction	3,593	3,446	3,497	3,652	3,561	-0.2
Mining	2,794	3,115	3,510	3,302	3,470	5.6
Agriculture	1,690	1,420	1,623	1,925	1,943	3.5
Utilities	1,340	1,383	1,286	1,389	1,417	1.4

Total Goods Producing Industries	14,348	14,612	15,675	16,052	16,402	3.4

Service Producing Industries
Commercial Services
Finance, Insurance and Real Estate	4,596	4,729	4,809	4,988	5,085	2.6
Owner-Occupied Dwellings (2)	3,900	4,043	4,168	4,318	4,390	3.0
Transportation and Storage	3,013	3,121	3,184	3,240	3,333	2.6
Retail Trade	2,759	2,843	2,862	2,953	3,039	2.4
Wholesale Trade	2,902	2,853	2,771	2,815	2,966	0.5
Information and Culture	1,595	1,609	1,608	1,613	1,646	0.8
Professional and Scientific	1,438	1,537	1,562	1,579	1,603	2.8
Business Services	1,081	1,108	1,109	1,147	1,168	2.0
Accommodation, Food and Beverage	896	942	966	983	1,004	2.9
Arts, Entertainment and Recreation	329	351	337	347	360	2.3
Other Services	912	948	937	985	1,008	2.5

Total Commercial Services Industries	23,421	24,084	24,313	24,968	25,602	2.3

Non-commercial Services
Public Administration	4,327	4,427	4,507	4,504	4,562	1.3
Health and Social Services	4,017	4,128	4,163	4,239	4,301	1.7
Education	2,692	2,703	2,729	2,767	2,804	1.0

Total Non-commercial Services Industries	11,036	11,258	11,399	11,510	11,667	1.4

Total Service Producing Industries	34,457	35,342	35,712	36,478	37,269	2.0

Real Gross Domestic Product at Basic Prices (3)	$48,705	$49,802	$51,167	$52,413	$53,671	2.5

(1)	Real GDP measures value-added and therefore differs from the value of production or the value of shipments by industry. Real GDP at basic prices is the sum of all factor incomes from production in the Province. Real GDP at basic prices plus indirect taxes, minus subsidies, equals real GDP at market prices. Amounts in the table are expressed in 2007 chained dollars. Chained dollars is a method of adjusting real dollar amounts for inflation over time, so as to allow comparison of figures from different years.
(2)	Imputed rent value of Owner-Occupied Dwellings.
(3)	Total real GDP at basic prices does not equal the sum of real GDP by industry due to the chaining of dollars.

Source: Manitoba Bureau of Statistics.

Manufacturing. Manufacturing is the largest industrial sector of the Manitoba economy and is well-diversified, producing a wide range of consumer and industrial goods. In 2014, manufacturing accounted for 11.2% of Manitoba’s real GDP and 10.2% of employment.

The largest manufacturing industry is food manufacturing, which produces a broad range of non-durable consumer products such as processed meat and potato products, grain and oilseed milling, dairy products and industrial agricultural feed products. The second-largest manufacturing industry is transportation equipment which comprises aerospace products and parts manufacturing and motor vehicle body and trailer manufacturing. The aerospace industry is led by three multinational firms: Boeing Canada Technology, StandardAero, and Magellan Aerospace, as well as a number of established regional and national firms. The motor vehicle body and trailer manufacturing sector specializes in the production of urban and intercity buses, fire trucks, motor homes, recreational vehicles, and trailers. A significant amount of the motor vehicle body manufacturing sector is concentrated in the two large bus manufacturers (Motor Coach Industries Int’l Inc., and New Flyer Industries Inc.); which produce coach and transit buses for the North American market.

Other notable industries within manufacturing include machinery, mainly agricultural implements; primary metals; chemicals (primarily pharmaceuticals and agricultural products); fabricated metal products, including structural steel; wood products, ranging from lumber to cabinets and millwork; printing; and electrical equipment, including industrial transformers and electronic components.

Manufacturing posted a relatively strong rebound in 2014 as shipments to the U.S. benefited from a strengthening U.S. economy and a weaker Canadian currency. This led to growth in total manufacturing sales from the Province to all destinations by 3.3% to $15.9 billion in 2014, compared to 0.2% growth in 2013. In 2014, Manitoba sales of durable goods increased 4.7%, while sales of non-durables advanced 1.2%.

In 2014, Manitoba manufacturing sales increased in four of six subsectors — transportation equipment (7.6%), fabricated metals (6.9%), chemicals (4.0%) and machinery equipment (3.1%) — while wood (-11.3%) and food (-3.0%) sales decreased.

Employment in Manitoba’s manufacturing industries grew by 1.9% in 2014, the third-best growth among provinces and the fourth consecutive year of manufacturing employment growth.

The following table sets forth the gross value of manufacturing sales and the compound annual growth rates of the principal manufacturing industries for the calendar years 2010 through 2014.

GROSS VALUE OF MANUFACTURING SALES

	Year Ended December 31,					Compound Annual Growth Rate
	2010	2011	2012	2013	2014	2010-2014
	(In millions of dollars)
Non-durables
Food	$3,639.7	$3,524.4	$3,261.1	$3,277.8	$3,179.4	-3.3%
of which meat processing	1,383.6	1,210.6	890.9	806.0	703.2	-15.6
Chemicals	924.9	1,221.8	1,201.8	1,206.7	1,255.3	7.9
of which pharmaceuticals	308.4	287.3	288.1	300.6	324.7	1.3

Other Non-durables	1,852.3	1,853.7	1,860.1	1,943.3	2,072.0	2.8
Durables
Total Transportation Equipment	1,811.0	1,914.4	2,136.3	2,119.3	2,280.1	5.9
Machinery	1,373.5	1,652.3	1,796.8	1,974.1	2,036.2	10.3
of which agricultural equipment	856.2	1,029.6	1,139.8	1,355.8	1,346.5	12.0
Fabricated Metals	810.7	867.4	914.9	844.1	902.6	2.7
of which architectural products	325.5	346.9	390.8	401.6	412.0	6.1
Wood Products	363.2	337.3	398.3	451.5	400.6	2.5
Other Durables	3,591.6	3,857.2	3,829.1	3,611.2	3,805.1	1.5

Total	$14,366.8	$15,228.7	$15,398.4	$15,428.0	$15,931.3	2.6

Source: Statistics Canada.

The value of manufacturing sales from Manitoba decreased 1.0% in the first seven months of 2015 compared to the same period last year. Canadian sales have decreased by 1.6% over the same period. In Manitoba, the principal increases were in transportation equipment (16.5%); and chemicals (11.4%); with decreases in machinery (16.4%); wood (5.8%); food (9.2%) and fabricated metals (6.8%). A lower Canadian dollar should improve the competitiveness of Manitoba’s manufacturing sector and support increased shipments in the latter portion of the year.

Agriculture. Located in the Canadian Prairies, agriculture is an important contributor to the Manitoba economy. Crop and livestock agri-businesses produce a variety of commodities and have strong linkages to food manufacturing, transportation and warehousing, retail and wholesale trade, as well as finance, insurance and real estate. In 2014, the primary agriculture sector represented 3.6% of the economy, but crop, livestock and processed food product sales represented roughly 41.3% of total Provincial exports. Marketed farm cash receipts were divided into 56.3% crops and 43.7% livestock.

In 2014, crop production declined as producers reduced the amount of seeded acreage due to cold and wet conditions. Despite less than ideal growing conditions, the overall harvest remained high by historical standards. Compared to the record setting production in 2013, 2014 production decreased for barley 49.7%, corn 42.9%, wheat 26.4%, and canola 17.0%. Tolerant to wet weather, soybean production increased 3.7%.

Increased global crop production reduced prices in 2014. In Manitoba, lower production and lower prices led to a 5.8% decrease in crop cash receipts in 2014. Wheat and barley receipts were down 16.8% and 27.0%, respectively. Oilseeds remained unchanged and vegetable receipts gained 11%, primarily from potato sales.

Manitoba’s livestock sector is benefiting from increased demand for meat products and high prices. High meat prices are a result of tight North American livestock supplies due to two years of prolonged drought in the U.S. (2012 and 2013) and the outbreak of Porcine Epidemic Diarrhea (PED) virus in the hog sector. In Manitoba, the effect from the U.S. Country of Origin Labeling regulations (COOL), the PED virus and environmental regulations to protect water quality are factors undermining domestic livestock production. Although PED virus remains a risk, making it a reportable disease coupled with enhanced biosecurity practices quickly reduced any potential for the outbreak of PED virus in Manitoba.

As a result of tight supplies, cattle and hog producers in Manitoba received unprecedented prices for their products in 2014. Cash receipts from cattle and hogs increased 43.6% and 28.2%, respectively. Manitoba’s overall livestock receipts increased 24.8% in 2014.

Canadian agriculture benefits from a number of support programs designed to stabilize farm incomes and offset specific adverse conditions affecting products. Payments under these programs are reflected as direct payments. Due to increased production and improved market conditions, direct payments decreased by $140.4 million or 37.9% in 2014 following a $123.7 million or 25% decrease in 2013.

On October 5, 2015, Canada and the other 11 countries of the Trans Pacific Partnership (TPP) announced a successful conclusion of the TPP negotiations. The agreement is subject to ratification by all TPP countries. TPP countries represented 75% of total foreign merchandise exports from Manitoba, or an average of $9.3 billion annually, from 2012 to 2014. Over a period of time, the TPP would eliminate tariffs on almost all of Manitoba’s key exports and provide access to new opportunities in the Asia-Pacific region. The TPP also creates enforceable rules that would help Canadians do business in TPP countries – with provisions intended to reduce regulatory barriers, increase transparency and reinforce intellectual property rights.

Tariffs on key Manitoba exports to TPP countries, such as canola, feed wheat, frozen french fries, dried peas/beans, feed barley and honey will be eliminated under this agreement. In addition, Manitoba producers will benefit from enhanced market access commitments for pork, food wheat, food barley, and malt.

While the TPP will provide some additional market access into the Canadian market for dairy products, this additional access is limited, will be phased in over 5 years and represents a small fraction of Canada’s current annual production. Further, the three key pillars of dairy product supply management (production control, import controls and price controls) have been unaffected by the TPP. While any additional access can create concerns, the Province has noted that the federal government has committed to a number of programs to address negative effects to the dairy industry. These programs include an Income Guarantee Program, a Quota Value Guarantee Program, a Processor Modernization Program and a Market Development Initiative Program. The federal government estimates that these programs will provide $4.3 billion in funding to the supply managed dairy industry over the next 10 years.

The following table sets forth farm cash receipts and the compound annual growth rates for the calendar years 2010 through 2014.

FARM CASH RECEIPTS

	Year Ended December 31,					Compound Annual Growth Rate
	2010	2011	2012	2013	2014	2010-2014
	(In millions of dollars)
Crops
Oilseeds	$1,222.9	$1,290.3	$1,267.7	$1,470.8	$1,468.3	4.7%
Wheat	732.2	780.2	768.7	1,078.1	897.5	5.2
Specialty and Forage	176.2	196.2	246.4	308.4	267.4	11.0
Vegetables	238.1	204.0	213.2	232.9	258.6	2.1
Other Grains	196.6	187.4	170.9	232.2	185.4	-1.5
Other (1)	117.5	-108.4	50.6	85.1	132.7	3.1

Total Crops	2,683.4	2,549.7	2,717.5	3,407.5	3,209.8	4.6

Livestock
Hogs	817.3	925.8	915.8	940.1	1,205.1	10.2
Cattle and Calves	437.6	453.3	450.3	487.2	699.8	12.5
Poultry and Eggs	198.0	225.1	245.8	252.1	239.2	4.8
Dairy	228.1	243.5	248.8	240.5	255.8	2.9
Other Livestock	66.8	72.8	74.2	73.6	87.2	6.9

Total Livestock	1,747.7	1,920.5	1,934.9	1,993.5	2,487.0	9.2

Direct Payments	349.4	500.6	494.6	370.9	230.5	-9.9

Total	$4,780.5	$4,970.8	$5,146.4	$5,771.9	$5,927.3	5.5

Net Cash Income (2)	$1,004.3	$1,020.2	$774.8	$1,194.2	$1,329.2	7.3

(1)	Includes other crops and, as a negative amount, deferred payments on all crops.
(2)	Represents farm cash receipts less operating expenses.

Sources: Manitoba Agriculture, Food and Rural Development and Statistics Canada.

In 2015, an early spring and favorable weather conditions allowed crop producers to increase seeded acreage. Growing conditions allowed for excellent quality and yields during harvest. Statistics Canada estimates that, as of October 2015, Manitoba production increased relative to 2014 in barley (36.8%), wheat (14.7%), soybeans (14.0%) oats (12.6%) and canola (1.2%).

Wheat and canola prices remain under pressure from increased global supply and from the favourable growing season in South America in 2015. Cattle prices continued to hold relatively firm near recent highs, while hog prices lost some ground on rising North American production. In the first quarter of 2015, overall farm cash receipts in Manitoba were up 1.8%, with livestock receipts increasing by 5.4% and crop receipts declining by 3.3%.

Mining, quarrying, and oil and gas extraction.  The mining and petroleum industries make up the largest primary resource industry of Manitoba’s economy. The principal metals produced in Manitoba are nickel, copper, zinc, and gold. Other metals include silver, platinum, cobalt, selenium, cesium and tellurium. Industrial mining consists principally of sand and gravel, stone, peat moss, lime, as well as granite, gypsum, and limestone. Manitoba produces light sour blend crude oil that is exported via pipeline and by rail.

In 2014, capital expenditures on mining and petroleum development totaled an estimated $1.0 billion. These industries accounted for 6.5% of provincial GDP and about 9.0% of total merchandise exports. Manitoba’s mining and petroleum industries directly employ an average of 6,900 people annually. Last year, of Canada’s total output of metal mining and petroleum volumes, Manitoba produced 23.6% of zinc, 11.9% of nickel, 5.5% of copper, 2.4% of gold and 100% of cesium.

The mining, quarrying, and oil and gas extraction sector has been the fastest growing industrial sector in Manitoba over the last five years. From 2009 to 2014, real GDP in this sector increased 6.7% on an average annual basis. The Province has eight producing mines and one operating smelter. Crude oil production has increased by 13.4% annually over a five-year period from 2009 to 2014. However, last year’s sharp drop in oil prices led to a reduction in Manitoba’s oil production in 2014 for the first time in 11 years. The expansion of the petroleum industry in the Province in recent years has broadened diversity in Manitoba’s mining sector.

In 2014, the gross value of mining production in Manitoba decreased 1.9% to $3.0 billion. The total value is comprised of petroleum (54.1%), metallic minerals (38.8%) and industrial minerals (7.1%). Within the total value of metallic minerals, nickel accounts for 41.3%, copper 24.6%, zinc 15.7%, gold 14.2%, silver 1.6% and other metals 2.6%.

The value of petroleum production decreased by 7.6% in 2014 following a 16.6% gain in 2013 as the volume of production declined in 2014 to 17.9 million barrels. With increased or stable production volumes offsetting price changes, Manitoba’s value of total metal production increased by 6.7% in 2014. The value of copper production increased by 26.1%, the value of zinc production increased by 20.1% and the value of nickel production also advanced 13.9% in 2014. Industrial mining increased by 1.2% but the value of gold production declined by 26.6%.

The following table sets forth the gross value of mining production and the compound annual growth rates for the calendar years 2010 through 2014.

GROSS VALUE OF MINING PRODUCTION

	Year Ended December 31,					Compound Annual Growth Rate
	2010	2011	2012	2013	2014	2010-2014
	(In millions of dollars)
Metals
Nickel	$661.7	$580.1	$457.4	$423.3	$482.2	-7.6%
Copper	413.3	476.5	320.5	227.6	287.0	-8.7
Zinc	166.4	160.0	148.0	153.0	183.7	2.5
Gold	177.4	269.0	293.8	226.3	166.2	-1.6
Other Metals	55.7	110.6	66.1	65.0	49.1	-3.1

Total Metals	1,474.5	1,596.1	1,285.7	1,095.2	1,168.1	-5.7
Petroleum	907.9	1,394.5	1,513.2	1,765.0	1,630.0	15.8
Industrial Mining	200.1	197.8	205.9	211.0	213.5	1.6

Total	$2,582.5	$3,188.4	$3,004.7	$3,071.2	$3,011.7	3.9

Sources: Natural Resources Canada and Manitoba Department of Mineral Resources

Despite the soft global demand for the commodities through the first seven months of 2015, Manitoba’s zinc, copper, silver and nickel production volumes were up 18.5%, 13.3%, 7.8% and 1.2%, respectively, over 2014. Over the same period, gold production was down 3.6%.

HudBay Minerals Inc. (Hudbay) officially opened two mines in Manitoba in September 2014: Lalor Mine and Reed Mine. Lalor Mine, which is located 13 kilometres west of Snow Lake, contains gold, zinc, copper and silver. The total mine construction budget was $441 million. Ore from the Lalor Mine will be processed at the refurbished Snow Lake concentrator, where capacity has been doubled to 2,700 tonnes per day (tpd).

The Reed Mine, located 45 kilometres west-southwest of Snow Lake, is a joint venture between Hudbay and VMS Ventures Inc. Copper reserves associated with this mine have an estimated value of $800 million. The mine will produce 1,300 tpd at full production, with the ore being trucked to Flin Flon for processing.

Services. Manitoba’s geographical central location in North America has been an important element in developing a diverse services producing sector. Manitoba’s location provides direct access to markets in Ontario, Western provinces and the North. To the south, the mid-continental trade corridor provides markets and development opportunities with the U.S. and Mexico. To the north, the port of Churchill provides shipping lanes to Europe, the Mediterranean, Africa and Asia.

Manitoba’s service sector comprises a wide range of activities, including transportation and warehousing, wholesale and retail trade, finance and insurance, information and culture and personal services. Total service industries have expanded to account for approximately 69% of total GDP in Manitoba. From 2010 through 2014, commercial service industries accounted for 49.4% of total employment in Manitoba, and non-commercial (primarily publicly funded) services accounted for 28.6%.

Manitoba is located at the geographic centre of North America, which allows for effective service to all North American time zones. This has helped Winnipeg develop a far-reaching air, rail and truck transportation network. The transportation network is supplemented by the Winnipeg James Armstrong Richardson International Airport (the Winnipeg Airport), one of only a few 24-hour unrestricted airport terminals in Canada. As a result, the transportation and warehousing industry has grown to account for 6.2% of total economic activity and the largest commercial service industry in Manitoba.

Winnipeg is home to one of the largest trucking centres in North America, with six of Canada’s largest trucking firms headquartered in Manitoba. Winnipeg is also a major rail operations hub for both of Canada’s national railways, with intermodal marshalling yards. Three rail links to the United States allow shipments throughout North America.

CentrePort is a tri-modal inland port and Foreign Trade Zone located in the heart of the continent in Winnipeg, and is the hub of international trade gateways moving in all geographical directions. Significant investments are now underway including the new CentrePort Rail Park, which will provide prime co-location opportunities for rail intensive businesses. To date, nearly 40 companies have set up new operations on CentrePort’s 20,000-acre footprint – industrial land that is suitable for manufacturing and assembly, warehousing and distribution, agribusiness, food processing and packaging, and transportation-related logistics. Companies with facilities at CentrePort include Boeing Canada, Magellan Aerospace, MacDon, GE Aviation, Paterson Global Foods, Bison Transport and North West Company.

Commodity trading and financial services are important components of Winnipeg’s economy. In particular, the City is the centre of Canada’s grain trade. ICE Futures Canada, located in Winnipeg, is the only commodity exchange and the second-largest futures exchange in Canada. Seven grain companies have their head office or Canadian head office in Winnipeg. Winnipeg is also the headquarters of Investors Group, one of Canada’s largest mutual fund companies, and The Great-West Life Assurance Company, one of Canada’s largest life insurance companies. The finance and insurance service industries account for 5.9% of Manitoba’s real GDP.

Manitoba also serves as a regional wholesale centre for retailers and primary producers distributing agricultural products, machinery and equipment, retail goods and energy-related products. Wholesale and retail trade industries contribute 5.5% and 5.7% to the Province’s real GDP, respectively.

The Province has a well-developed tourism industry. The Province attracts national and international convention activity while Winnipeg serves as a regional entertainment centre for portions of North Dakota, Minnesota and northwestern Ontario. Manitoba also offers excellent opportunities for outdoor recreational activities and has many public and private tourism facilities. The opening in 2014 of The Canadian Museum for Human Rights and the expanded RBC Convention Center, scheduled to open in 2016, will add to an already significant destination point for tourists.

Total Exports and Imports

In 2014, total exports of Manitoba goods and services to foreign markets and other Provinces increased 8.3% to $35.7 billion. Total imports increased 3.9% to $41.3 billion. The trade deficit was $5.6 billion. Total exports were equal to 56.1% of nominal GDP, while total imports were equal to 64.8% of nominal GDP.

The following table sets forth categories of selected trade indicators for the calendar years 2010 through 2014.

SELECTED TRADE INDICATORS

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(In millions of dollars, unless otherwise indicated)
Exports of Goods and Services
International	$13,774	$15,129	$15,210	$15,779	$17,273
Interprovincial	15,382	16,468	16,577	17,179	18,435

Total Exports of Goods and Services	29,156	31,597	31,787	32,958	35,708

Ratio of Total Exports to Nominal Gross Domestic Product	55.1%	56.6%	54.0%	53.8%	56.1%
Imports of Goods and Services
International	$14,488	$15,395	$16,387	$16,924	$17,733
Interprovincial	20,539	21,602	22,042	22,781	23,532

Total Imports of Goods and Services	35,028	36,997	38,429	39,705	41,265
Ratio of Total Imports to Nominal Gross Domestic Product	66.2%	66.3%	65.3%	64.8%	64.8%

Trade Balance	$(5,871)	$(5,400)	$(6,642)	$(6,747)	$(5,557)

Sources: Statistics Canada and Manitoba Bureau of Statistics.

Goods exports accounted for 90.1% of all international exports in 2014 (89.6% in 2013), while services accounted for 9.9% in 2014 (10.4% in 2013).

Goods exports accounted for 49.2% of all interprovincial exports in 2014 (47.7% in 2013), while services accounted for 50.8% in 2014 (52.3% in 2013).

Goods imports accounted for 85.8% of all international imports in 2014 (86.0% in 2013), while services accounted for 14.2% in 2014 (14.0% in 2013).

Goods imports accounted for 45.3% of all interprovincial imports in 2014 (46.1% in 2013), while services accounted for 54.7% in 2014 (53.9% in 2013).

Foreign Merchandise Exports

Foreign merchandise exports from Manitoba amounted to $13.5 billion in 2014. Manufactured products accounted for 59.8% of total exports, while agriculture commodities accounted for 25.3%. Mining commodities and electricity sales accounted for 9.0% and 2.4% respectively of total foreign merchandise exports from Manitoba. In 2014, of the total foreign merchandise exports, 67.7% were to the United States, 18.7% to Asia, 4.8% to Europe and 2.6% to Mexico.

From 2010 to 2014, total exports increased by 31.5% (representing a compound annual growth rate of 7.1%). Exports to the United States increased by 39.3% (representing a compound annual growth rate of 8.6%) and exports to all other countries increased by 17.8% (representing a compound annual growth rate of 4.2%).

In 2014, total Manitoba exports increased by 7.3%, with exports to U.S. markets increasing 8.4% and exports to non-U.S. markets increasing 5.0%. Increased transportation equipment and furniture sales supported manufacturing export growth of 6.8% in 2014. Increased crop and livestock production supported 6.7% growth in agricultural commodity exports.

The following table sets forth foreign exports by commodity and the compound annual growth rates for the calendar years 2010 through 2014.

FOREIGN EXPORTS BY COMMODITY (1)

	Year Ended December 31,					Compound Annual Growth Rate
	2010	2011	2012	2013	2014	2010-2014
	(In millions of dollars)
Manufacturing
Food	$1,366.8	$1,530.0	$1,751.0	$1,907.1	$2,152.5	12.0%
Transportation Equipment	836.5	906.6	1,060.3	1,132.8	1,260.7	10.8
Machinery	884.1	1,106.6	1,132.3	1,157.4	1,251.7	9.1
Primary Metals	1,232.8	1,101.4	1,054.8	976.7	1,039.5	-4.2
Chemicals	611.8	908.7	837.0	837.1	719.7	4.1
Plastics	283.0	277.5	283.1	275.9	319.3	3.1
Paper and Allied	180.7	207.9	215.2	215.0	238.7	7.2
Fabricated Metal	142.6	160.2	176.5	164.7	182.8	6.4
Electrical Equipment	142.5	141.7	139.4	131.6	159.0	2.8
Computers and Electronics	117.7	137.7	151.0	138.7	151.9	6.6
Wood Products	90.0	92.0	116.9	143.5	138.0	11.3
Furniture and Fixtures	98.1	92.7	106.9	120.2	134.0	8.1
Petroleum and Coal	91.7	79.1	84.9	136.6	98.8	1.9
Printing and Publishing	92.4	86.6	81.8	88.5	95.2	0.7
Other	105.9	100.4	95.8	107.3	107.1	0.3

Total Manufacturing	6,276.9	6,929.0	7,287.0	7,532.9	8,049.0	6.4

Agriculture
Oilseeds	979.1	1,032.2	887.1	1,351.9	1,252.9	6.4
Wheat	886.7	921.3	554.5	963.4	1,115.6	5.9
Hogs	225.0	226.0	207.0	200.5	286.6	6.2
Cattle	167.2	101.8	111.6	182.9	259.1	11.6
Vegetables	173.2	186.8	172.6	165.9	182.1	1.3
Other Grains	184.7	207.6	141.0	221.3	190.2	0.7
Other Agriculture	55.7	68.6	93.4	107.4	119.6	21.0

Total Agriculture	2,671.6	2,744.2	2,167.2	3,193.4	3,406.0	6.3

Mining	521.1	1,302.9	1,210.8	1,025.1	1,208.9	23.5
Electricity	320.4	288.8	267.5	342.6	328.7	0.6
Other Primary	3.1	4.0	3.4	3.5	4.2	7.4
Other	444.7	409.2	426.7	452.3	468.5	1.3

Total	$10,237.8	$11,678.1	$11,362.6	$12,549.9	$13,465.2	7.1

(1)	Most export data, except for some principal grains, are based on port-of-exit information; consequently, data for several categories do not reflect the true value of Provincial foreign exports.

Source: Statistics Canada.

Total foreign exports for the first eight months of 2015 were down 0.1% compared to the first eight months of 2014. On a year-to-date basis, exports to the United States have increased by 2.3% and exports to other countries have decreased by 5.1%.

Capital Investment

Capital investment in Manitoba is a balanced mix between private and public sectors, with each accounting for a 50% share of total investments. Manitoba’s stable economic and labour market performance provides both large and medium scale investment opportunities, resulting in a consistent pattern of private sector capital spending.

In 2014, capital investment increased 25.0%, the largest increase nationally and above Canada at 3.4%. The largest percentage increases in capital investment occurred in utilities (reflecting Manitoba Hydro’s large current capital investment); accommodation and food services; manufacturing; public administration; information and culture; transportation and storage; wholesale trade; health care and social services; agriculture; arts, entertainment and recreation; and construction. Decreases in capital investment occurred in mining; education services; and retail trade. In 2014, private investment increased by 10.0%, while public investment increased by 44.8%.

The following table sets forth categories of capital investment and the compound annual growth rates for the calendar years 2010 through 2014.

CAPITAL INVESTMENT

	Year Ended December 31,					Compound Annual Growth Rate
	2010	2011	2012	2013	2014	2010-2014
	(In millions of dollars)
Utilities	$1,601.3	$1,095.1	$1,124.6	$1,278.6	$2,382.4	10.4%
Public Administration	1,270.6	1,335.2	1,317.6	1,095.7	1,427.4	3.0
Mining	988.6	1,164.3	1,294.6	1,157.1	980.9	-0.2
Transportation and Storage	615.0	782.0	597.7	807.5	977.6	12.3
Agriculture	564.6	502.4	524.2	583.2	607.2	1.8
Manufacturing	297.9	422.9	458.9	432.0	588.8	18.6
Health Care and Social Services	272.1	299.8	470.2	407.5	470.9	14.7
Information and Culture	239.4	272.1	209.9	201.1	259.9	2.1
Retail Trade	199.2	198.7	224.3	280.4	255.5	6.4
Arts, Entertainment and Recreation	122.4	154.9	220.8	226.5	235.8	17.8
Real Estate	225.7	209.3	204.3	187.3	N/A	-.-
Education	353.3	282.5	220.2	234.9	213.6	-11.8
Accommodation and Food Services	53.0	80.0	127.0	146.4	209.0	40.9
Wholesale Trade	128.3	98.1	134.5	169.6	203.3	12.2
Construction	179.0	182.0	212.4	181.8	188.2	1.3
Other	444.6	429.8	454.3	230.2	297.2	-9.6

Total	$7,554.7	$7,508.8	$7,795.3	$7,619.8	$9,526.8	6.0

Private	$4,212.6	$4,352.6	$4,388.1	$4,331.1	$4,765.9	3.1
Public	$3,342.2	$3,156.1	$3,407.2	$3,288.8	$4,760.9	9.2

Source: Statistics Canada.

Statistics Canada’s Annual Capital and Repair Expenditures Survey, published in July 2015, indicated that capital investment in Manitoba was expected to increase by 4.5% in 2015. Private capital investment was expected to decrease by 4.7% and public investment to increase by 13.8%. The largest increases were expected to occur in wholesale trade; other capital; utilities; real estate; information; and culture; public administration; accommodation and food services; retail trade; manufacturing; and health care and social services. The largest decreases were expected to occur in arts, entertainment and recreation; mining; education services; transportation and storage; agriculture; and construction.

Labour Force

In 2014, employment increased 0.1% compared to 2013, with growth occurring in: utilities; educational services; forestry, fishing, mining, oil and gas; health care and social assistance; manufacturing; trade; finance, insurance, real estate and leasing; transportation and warehousing; and public administration. Declines were recorded in business, building and other support services; information, culture and recreation; professional, scientific and technical services; agriculture; accommodation and food services; construction; and other services. In 2014, the average unemployment rate in Manitoba was 5.4%, unchanged from 2013, the third-lowest of any Province in Canada and significantly lower than Canada’s rate of 6.9%.

The following table sets forth selected labour force statistics for Manitoba and Canada for the calendar years 2010 through 2014.

LABOUR FORCE

	Annual Averages
	2010	2011	2012	2013	2014
Labour Force (in thousands)	643.9	647.4	656.6	661.5	662.1
Employment (in thousands)	609.0	611.7	621.6	625.8	626.5
Participation Rate (%)	69.4	68.9	68.9	68.6	67.8
Participation Rate (Canada) (%)	66.9	66.7	66.5	66.5	66.0
Unemployment Rate (%)	5.4	5.5	5.3	5.4	5.4
Unemployment Rate (Canada) (%)	8.1	7.5	7.3	7.1	6.9

Source: Statistics Canada.

In the first nine months of 2015, seasonally adjusted employment in Manitoba increased 1.9% compared to the same period for 2014, averaging 636,300 jobs. Employment increases were recorded in construction; educational services; business building and other support services; transportation and warehousing; accommodation and food services; other services; health care and social assistance; manufacturing; information, culture and recreation; and professional, scientific and other technical services. Declines were recorded in forestry, fishing, mining, oil and gas; agriculture; utilities; finance, insurance, real estate and leasing; public administration; and trade.

In the first nine months of 2015, the seasonally adjusted unemployment rate in Manitoba averaged 5.6%, up from 5.5% in the same period in 2014. In the first nine months of 2015, the seasonally adjusted unemployment rate in Canada averaged 6.8%. Manitoba’s seasonally adjusted labour force participation rate over the first nine months of 2015 averaged 68.3%, up from 67.7% in the same period in 2014.

Energy

Refined petroleum and natural gas provided 43% and 29%, respectively, of the Province’s total energy needs in 2013, while 28% was provided by hydro-electric energy generated in the Province. For more information on hydro-electric energy generated in the Province, see “The Manitoba Hydro-Electric Board.”

GOVERNMENT FINANCES

Under the Constitution, the Province has the power to impose direct taxation within the Province in order to raise revenue for Provincial purposes. It also has exclusive jurisdiction over the borrowing of money on the sole credit of the Province.

Under the statutes of the Province, all public money is paid to the credit of the Minister of Finance and deposited into one Consolidated Fund of the Province. Money necessary to carry out the operations of the Province in each fiscal year is voted by the Legislative Assembly, with the exception of those expenses for which provision has already been made by special legislation, such as amounts required to service the debt of the Province and to fulfill guarantees made by the Province. In addition, the Lieutenant Governor in Council may, when the Legislative Assembly is not in session, authorize expenditures that are urgently and immediately required for the public good through the issuance of special warrants.

The accounts and financial statements of the Province are examined by the Auditor General, who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year.

The Summary Financial Statements have been prepared in accordance with Canadian public sector accounting standards. Effective January 1, 2011, all Government Business Enterprises (GBEs) except The Manitoba Hydro-Electric Board (Manitoba Hydro) adopted International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. Senior governments are to adopt accounting standards as set out by the Public Sector Accounting Board (PSAB). As an entity reporting its operation under rate regulated accounting, Manitoba Hydro was eligible for an extension to January 1, 2015 for the adoption of IFRS.

On January 30, 2014 the IASB issued a new interim standard, IFRS 14 Regulatory Deferral Accounts. This standard allows GBEs to continue to use their existing rate regulated accounting practices upon adoption of IFRS until IASB completes its comprehensive project on rate regulated accounting. This standard becomes effective January 1, 2016; however early adoption is permitted. Manitoba Hydro adopted IFRS 14 upon its transition to IFRS effective April 1, 2015.

The Summary Financial Statements reflect the financial results of the Government Reporting Entity (GRE), which consists of the Consolidated Fund plus Crown Organizations and GBEs. GBEs are entities whose principal activity is carrying on a business, including Manitoba Hydro, Deposit Guarantee Corporation of Manitoba, Manitoba Public Insurance Corporation, Workers Compensation Board, and Manitoba Liquor and Lotteries Corporation. These financial statements consolidate the financial statements of all of the organizations comprising the GRE, except for GBEs, which are accounted for by the modified equity method of accounting. The purpose of the Summary Financial Statements is to report fully the nature and extent of the financial affairs and resources for which the Government is ultimately responsible.

In order to be considered a part of the GRE for the Summary Financial Statements, an organization must be controlled by the Government. Control, as defined by the Public Sector Accounting Board (PSAB), is the power to govern the financial and operating policies of another organization with expected benefits or the risk of loss from the other organization’s activities. Crown organizations are consolidated after adjusting their accounting policies to a basis consistent with the accounting policies of the GRE. Inter-entity accounts and transactions are eliminated upon consolidation, except for retail sales tax. Where the fiscal year-end dates of Crown organizations are not the same as that of the GRE and their transactions significantly affect the financial statements, their financial results are updated to March 31.

GBEs maintain their accounts in accordance with IFRS. They derive the majority of their revenue from sources outside the GRE. They are reported in the Summary Financial Statements using the modified equity method of accounting. Under the modified equity method, the original investment of the Province in GBEs is initially recorded at cost and adjusted annually to include the net income or losses and other net equity changes of these enterprises, without adjusting their accounting policies to a basis consistent with that of the GRE. Inter-entity accounts and transactions with GBEs are not eliminated. Supplementary financial information describing the financial position and results of operations of these enterprises is presented in Table II of Supplementary Information.

The Consolidated Fund of the Province reflects, on a combined basis, the transactions and balances of the Core Government (which records the operations of government departments and programs), the Trust Fund (which records the trust administration function) and other special funds of the Province, such as the Fiscal Stabilization Account and the Debt Retirement Account. These Accounts were formerly known as the Fiscal Stabilization Fund and the Debt Retirement Fund, respectively. The Fiscal Stabilization Account serves to assist in stabilizing the fiscal position by supporting core government operations in a fiscal year or to repay debt. This Account is also available for special initiatives. Transfers to and from the Fiscal Stabilization Account are determined by the Minister of Finance, subject to approval by the Lieutenant Governor in Council. At March 31, 2015, the Fiscal Stabilization Account had $219.5 million in liquid assets (2014 — $274.5 million).

The revenues and expenses of the Provincial Government are recorded in the Summary Financial Statements on an accrual basis with the following specific accounting policies:

a)    Government of Canada Receipts — Transfer payments from the Government of Canada include all accruals determined for current year entitlements that have been authorized by March 31, for which any eligibility criteria have been met and that can be reasonably estimated.

b)    Taxes — Revenues from individual and corporation income tax are accrued in the year earned based upon estimates made by the Government of Canada using statistical models. These revenues are recorded at estimated amounts after considering adjustments for tax concessions and other adjustments from the Government of Canada. Transfers made through the tax system are recognized as expenses.

Revenues from other taxes are accrued in the year earned and are recorded net of tax concessions and other adjustments. Transfers made through the tax system are recognized as expenses.

c)    Other Revenue — All other revenues are recorded on an accrual basis, except when the accruals cannot be determined with a reasonable degree of certainty or when their estimation is impracticable.

d)    Expenses — All expenses incurred for goods and services received are recorded on an accrual basis.

Expenses include provisional amounts recorded in anticipation of costs, which are quantifiable and have been identified as obligations.

Government transfers are recognized as expenses in the period in which the transaction is authorized, any eligibility criteria are met, and the amounts can be reasonably estimated.

The Summary Financial Statements do not include revenue and expenses of local government bodies such as municipalities, which carry out certain responsibilities delegated by the Province, except that Provincial assistance provided to those entities is included in the accounts of the Province as an expense.

STATEMENT OF REVENUE AND EXPENSE

OF THE GOVERNMENT REPORTING ENTITY

	Year Ended March 31,
	2011	2012	2013	2014	2015
	(In millions of dollars)
Revenue
Income taxes:
Corporation income tax	$349	$441	$456	$468	$562
Individual income tax	2,589	2,697	2,846	2,978	3,117
Other taxes:
Retail sales tax	1,576	1,658	1,767	2,028	2,205
Fuel taxes	256	269	332	329	334
Levy for health and education	269	292	296	315	321
Mining Tax	42	62	38	8	3
Education property tax	545	554	380	434	461
Other taxes	531	515	552	609	576
Fees and other revenue	1,828	1,906	2,013	2,202	2,183
Federal transfers:
Equalization	2,001	1,942	1,872	1,799	1,750
Canada Health and Canada Social Transfers	1,365	1,417	1,487	1,524	1,621
Shared cost and other	681	973	594	495	438
Net income from GBEs	807	713	739	783	899
Sinking funds and other investments earnings	230	249	242	242	269

Total Revenue	13,069	13,688	13,614	14,214	14,739

Expenses (1)
Health	5,044	5,328	5,454	5,706	5,979
Education	3,218	3,389	3,339	3,562	3,639
Family Services	978	1,013	1,035	1,074	1,120
Community, Economic and Resource Development	2,367	2,734	2,423	2,415	2,541
Justice and Other Government	870	1,410	1,084	1,158	1,071
Debt Servicing	773	815	839	821	841

Total Expenses	13,250	14,689	14,174	14,736	15,191

Net Income for the year	$(181)	$(1,001)	$(560)	$(522)	$(452)

(1)	Expenses prior to 2012/13 have not been restated to reflect a reorganization undertaken during the fiscal year 2014.

Budget

The Provincial Government prepares a budget each fiscal year, which estimates revenue and expenses for both Core Government operations and on a summary financial basis. In October 2008, the Province enacted The Balanced Budget, Fiscal Management and Taxpayer Accountability Act (Manitoba) (the Balanced Budget Act), which reflected the shift to summary budgets and financial reporting.

Under the Balanced Budget Act, each year the Government is required to achieve a positive balance on a four-year moving average basis, calculated as follows:

•	net income or loss as shown in the audited summary financial statements for the GRE for the fiscal year;

•	plus the net income or less the net loss for each of the three preceding fiscal years as shown in the audited summary financial statements for the GRE for those years.

Adjustments affecting the calculation of balance are permitted in a fiscal year in the case of war, disaster, unusual weather or climate conditions, or certain unanticipated actions taken by other levels of government or regulatory bodies. Proceeds from the sale of a Crown corporation may not be used in determining whether there is a positive or negative balance for a fiscal year. Transfers to and from the Fiscal Stabilization Account do not affect the calculation of balance.

The Balanced Budget Act required a minimum annual payment to the Debt Retirement Account starting in fiscal year 2012, of $110.5 million plus 7% of all debt repayments made after 2011, for the purpose of retiring the net general purpose debt and pension liability of the Province. The Balanced Budget Act also limits tax increases by requiring the approval of voters in a referendum before the rates of four major taxes (individual income tax, corporation income tax, retail sales tax, and the levy for health and education) may be increased. In the fiscal year ended March 31, 2009, these four taxes accounted for 46% of Core Government revenue; 72% of total summary own-source revenue; and 36% of total summary revenue. As of the fiscal year ended March 31, 2015, these four taxes accounted for 52% of Core Government revenue; 79% of total summary own-source revenue; and 42% of total summary revenue. Exceptions are allowed for revenue-neutral rebalancing of Provincial tax rates, and for offsetting changes in Federal and Provincial taxes.

In December 2013, The Balanced Budget Act was amended to suspend, until after March 31, 2016, the requirement that the Minister table a budget that projects a positive balance, as defined under The Balanced Budget Act, and to suspend annual transfers to the Debt Retirement Account until fiscal 2016. Budget 2015 introduced by the Government on April 30, 2015 stated the Government’s intention to return to balance in 2018/19. In light of this intention, the Government also stated its intention to revisit The Balanced Budget Act.

The Balanced Budget Act requires that the Government release a summary budget for the GRE by April 30 of each year, except in unusual circumstances or, if at any time in March or April, the legislature is dissolved. Moreover, when the budget is released, it must be accompanied by a financial management strategy that includes:

•	The Government’s objectives for measurable outcomes for that fiscal year and future years; and

•	A summary of the Government’s projected revenue and expenditures as set out in the main estimates.

After the end of each fiscal year, the Minister of Finance must release a report that compares the results for the year with the objectives for that year.

The Financial Management Strategy included in the fiscal 2016 budget sets out the Government’s priorities for fiscal management, as well as measurable outcomes, as follows:

Financial Management Priority		Measurable Outcomes
Transparency and Accountability	•	Core Government Outlook

	•	Summary Budget Revenue and Expenditures

Growing the Economy	•	Core Infrastructure Investment

	•	Workforce Growth

Stable and Affordable Government	•	Credit Ratings

	•	Controlling the Growth of Government

Managing Debt	•	Debt Management

	•	Net Debt Ratios

These priorities will be reported on at the time the Public Accounts for the year are released.

The following table sets forth the budgeted financing requirement for the GRE for fiscal year 2016:

BUDGETED FINANCING REQUIREMENT

(In millions of dollars)

Refinancing:
General Government Programs	$805
Manitoba Hydro	198
General Government Capital Investments	426
Other Self-Sustaining Programs	614
New Cash Requirements:
Manitoba Hydro	1,763
General Government Capital Investments	217
General Government Programs	357
Teachers’ Retirement Allowances Fund	100
Other Self-Sustaining Programs	245

Total Provincial Financing Requirement	$4,725

In the fiscal year 2014, the Province recorded a net loss of $452 million, which was $95 million greater than anticipated by the fiscal 2014 budget.

The total summary revenue was $14,739 million, or $109 million higher than the budget estimate of $14,630 million.

Summary expenses were $15,191 million, an increase of $204 million from the budget estimate of $14,987 million.

The following discussion of Core Government Revenues and Expenses reflects budgeted and actual amounts used in the budgetary process of the Legislative Assembly, which may differ from corresponding amounts reflected in the Summary Financial Statements.

Core Government Revenue

Provincial Source Revenues. Of its Total Revenue budgeted for the fiscal year ending March 31, 2016 of $12,354.4 million, the Province expects to derive $8,762.3 million, or about 70.9%, from Provincial sources. In the fiscal year ending March 31, 2015, Total Revenue was $11,876.3 million, of which $8,379.6 million, or about 70.6%, was derived from Provincial sources.

Taxation in Canada is constitutionally divided between the Federal and Provincial Governments. The Federal Government collects taxes partly for its own expenditures and partly for distribution to the Provinces. The Federal Government has authority to levy both direct and indirect taxes, while Provinces may levy direct taxes only. Local governments derive their taxing powers from the Provinces.

Personal income taxes are levied by both the Federal and Provincial Governments. The Province has a personal income tax with 3 brackets and rates ranging up to 17.4% applied directly to taxable income, subject to certain tax credits. The personal income tax is collected on the Province’s behalf by the Federal Government. Personal income tax revenue in the fiscal year ending March 31, 2016 is budgeted at $3,261.8 million, up from $3,116.7 million received in the previous fiscal year.

The Province levies a tax on the taxable income of corporations. The tax rate on taxable income of small businesses (with active business income of less than $425,000 in 2014 and 2015, increasing to $450,000 in 2016) is 0.0%. The general businesses rate is 12.0%. Corporation income tax revenue for the fiscal year ending March 31, 2016 is budgeted at $590.1 million, up from $561.7 million received in the previous fiscal year.

The Province applies a tax at a general rate of 8% (increased from 7% on July 1, 2013) on retail sales of most tangible personal property and some services, with major exemptions in respect of food for home consumption, domestic heating, children’s clothing under $150 per item, custom software, most farm machinery and prescription drugs. Retail sales tax revenue in the fiscal year ending March 31, 2016 is budgeted at $2,289.8 million, up from $2,202.0 million received in the previous fiscal year ending March 31, 2015.

The Province levies a tax of 14.0¢ per litre on gasoline and motive fuels. For the fiscal year ending March 31, 2016, the revenues from gasoline and motive fuel taxes are budgeted at $335.4 million, up from $317.4 million received in the previous fiscal year. There is also a tobacco tax of 29.5¢ per cigarette and 28.5¢ per gram of fine-cut tobacco. Total tobacco tax revenue for the fiscal year ending March 31, 2016 is budgeted at $252.3 million, down from $256.0 million received in the previous fiscal year.

A levy for financing health and post-secondary education is applied to total compensation paid to employees by Manitoba employers. Employers with annual payrolls under $1.25 million are exempt and those with payrolls between $1.25 million and $2.5 million are subject to reduced rates. The tax rate on taxable payroll is 2.15%. For the fiscal year ending March 31, 2016, the levy is budgeted to yield $466.8 million, up from $439.2 million received in the previous fiscal year.

Federal Government Transfers: Total transfer payments from the Government of Canada are budgeted to provide $3,592.1 million, or approximately 29.1%, of the Province’s total core revenue in the fiscal year ending March 31, 2016. This compares to $3,496.6 million, or approximately 29.4%, received in the previous fiscal year.

Unconditional transfers, primarily grants under a Federally-funded Provincial fiscal equalization formula and cash payments under the Canada Health Transfer (CHT) and Canada Social Transfer (CST), are budgeted to account for $3,436.2 million, or approximately 27.8% of total core revenue in 2015/16. This compares to $3,371.0 million, or 28.4%, received in the previous fiscal year. Conditional transfers, consisting mainly of Federal payments in respect of cost-shared programs for social and economic development, account for the remainder of the Government of Canada transfers.

Equalization and the CHT and CST, the “major transfers,” are authorized by the Federal-Provincial Fiscal Arrangements Act.

The Government of Canada’s Equalization Program is intended to ensure Provincial Governments have sufficient revenue to offer reasonably comparable public services at reasonably comparable levels of taxation. Formula-driven, it determines how much revenue each Province could raise on its own at typical levels of taxation and any shortfall relative to the provincial average (the 10-Province “standard”) is paid out in Equalization. Entitlements are announced in advance of the fiscal payment year and are not subject to revision. The Province budgeted $1,738.0 million in Equalization revenue in the fiscal year ending March 31, 2016, down from $1,749.9 million received in the previous fiscal year.

The Equalization program includes a growth ceiling introduced in 2009/10 that ensures annual growth in total program payments does not exceed growth in the economy as measured by a three-year moving average of national nominal Gross Domestic Product. The ceiling, combined with a relative strengthening in the Provincial economy, has reduced Manitoba’s Equalization entitlement in recent years, from $2,063.4 million in 2009/10 to $1,738.0 million in 2015/16.

The CHT is the primary Federal Transfer to Provinces and Territories in support of health care. Total CHT cash support for all Provinces and Territories will reach $34.0 billion in 2015/16. A 6% annual escalator ensures predictable and growing support for health care. The CHT moved to an equal per capita cash allocation in 2014/15. Previously, the CHT was allocated to Provinces and Territories using a formula that took into account legislated cash levels, population and the equalized value of transferred tax points. The Province has budgeted $1,229.8 million in CHT revenue in 2015/16, up from $1,167.2 million received in the previous fiscal year.

The CST supports Provinces and Territories in the provision of post-secondary education, social assistance and social services, including early childhood development and childcare. CST is based on an equal per capita cash allocation across all Provinces and Territories and includes a 3% annual escalator. The Province has budgeted $468.4 million in CST revenue in 2015/16, up from $453.9 million received in the previous fiscal year.

The Federal-Provincial Fiscal Arrangements Act has a Provincial revenue stabilization provision that provides for Federal grants and interest-free loans if revenue from a Province’s own source revenues plus Equalization falls below 95% of the previous year’s level, excluding variations in natural resource revenue. The Province is not expected to require stabilization funding in 2015/16.

Core Government Expenses

Health. For the fiscal year ending March 31, 2016, expenditure for Health, Healthy Living and Seniors is budgeted at $5,653.3 million, an increase of 5.1% over the prior year’s budget. This is the largest single expense category and represents 43.9% of the Province’s total budgeted Expenditure Estimate. Health includes the Universal Health Benefits Plan under which hospital and medical care is available to Manitoba residents without charge. Under this Plan, the Province pays all the operating costs, as well as the debt servicing costs of approved capital construction for hospitals and personal care institutions.

Education. Education expenditure for the fiscal year ending March 31, 2016 is budgeted at $2,505.4 million, an increase of 3.2% over the prior year’s budget, and represents 19.5% of Manitoba’s total budgeted Expenditure Estimate. The major portion of this expense, amounting to $1,829.7 million is for providing direct financial support to local school divisions for the approved cost of public schools in the Province, as well as the debt servicing costs of approved capital construction for schools. The additional funds required to operate the public schools, plus any special projects undertaken by the school divisions, are derived from a property tax on the residents of the divisions.

This expenditure also includes financial support for the four universities and the three community colleges in the Province, which is budgeted to amount to $676.0 million for the fiscal year ending March 31, 2016.

Family Services. The Province’s social security program provides income security, financial assistance to the elderly, rehabilitation services for physically and mentally handicapped persons and child welfare services. This category represents 9.4% of the Province’s total budgeted Expenditure Estimate. For the fiscal year ending March 31, 2016, expenditure for Family Services is budgeted at $1,212.1 million, an increase of 4.1% over the prior year’s budget.

Community, Economic and Resource Development. Expenditure on Community, Economic and Resource Development is budgeted at $2,173.3 million for the fiscal year ending March 31, 2016, an increase of 5.1% over the prior year’s budget. This represents 16.9% of Manitoba’s total budgeted Expenditure Estimate. The largest item in this category is Jobs and the Economy, amounting to $657.9 million.

Expenditure for Provincial assistance to municipal governments is budgeted at $433.8 million for the fiscal year ending March 31, 2016 and includes $324.5 million to The City of Winnipeg and $17.8 million for grants in lieu of taxes to municipalities.

Justice and Other Government. Expenditure for Justice and Other Government is budgeted at $1,101.1 million, an increase of 2.8% over the prior year’s budget and represents 8.6% of the Province’s total budgeted Expenditure Estimate.

The Province also provides property and cost-of-living tax credits to residents of Manitoba. These credits are reflected as expenditure under Justice and Other Expenditures, and are budgeted at $380.6 million for the fiscal year ending March 31, 2016.

Debt Servicing. The net cost of servicing total direct public borrowings after deducting recoveries from Crown organizations and GBEs, investment earnings and interest recovery on departments’ capital asset purchases is budgeted at $220.0 million. For the fiscal year ending March 31, 2016, the gross interest expense for the Province’s direct funded borrowings is estimated to be $1,510.2 million, which is reduced by $49.4 million of interest income, $935.5 million on borrowings in respect of which interest is recovered from Crown organizations and other government entities, and $305.3 million in interest recovery from other Provincial departments in respect of teachers’ pension funding and departments’ capital asset purchases.

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES

The Province provides certain services and promotes certain types of social and economic development through Crown organizations and GBEs (collectively, Crown organizations) which have access to financial assistance from the Province through advances, equity investments, guaranteed borrowings, loans and grants. Crown organizations such as Manitoba Hydro are intended to operate on a commercial basis, rather than being subsidized by the Province. The Province also operates other Crown organizations, such as The Manitoba Agricultural Services Corporation and The Manitoba Housing and Renewal Corporation, on a partially subsidized basis with funds provided from departmental appropriations. With the exception of the Manitoba Liquor & Lotteries Corporation, the profits of which are transferred to the Province, Crown organizations generally retain their profits for their own requirements. Loans, advances, investments and grants are made as required for the operations of the organizations pursuant to appropriations in the Provincial Budget or through specific enactments by the Legislative Assembly.

A valuation allowance is provided in the accounts of the Province for decreases in the values of loans and advances made to Crown organizations, and is adjusted annually for changes that occur in the estimated realizable value of these assets, based on financial results applicable to the most recent fiscal year completed prior to April 1. The allowance is intended to provide for any accumulated operating and capital deficits of Crown organizations. This allowance as at March 31, 2015, was $240.5 million in respect of the Province’s total loans and advances to its Crown organizations in the amount of $15,218 million at such date.

The following table summarizes the loans and advances of the Province’s principal Crown organizations for the years 2011 through 2015 and the allowance for losses on realizations of assets as at March 31, 2015:

LOANS AND ADVANCES TO

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES (1)

	As at March 31,
	2011	2012	2013	2014	2015	2015 Valuation Allowance
	(In thousands of dollars)
The Manitoba Hydro-Electric Board (2)	$8,467,534	$9,095,362	$9,775,351	$10,683,355	$12,484,985	$—
The Manitoba Housing and Renewal Corporation	423,169	517,123	632,577	746,426	845,286	183,699
University of Manitoba	233,848	365,603	457,169	489,383	519,849	—
The Manitoba Agricultural Services Corporation	334,748	345,109	387,071	438,108	482,549	19,494
Manitoba Liquor & Lotteries Corporation	152,229	176,949	241,321	283,310	341,988	—
University of Winnipeg	99,161	101,147	103,488	128,931	139,010	—
Manitoba Development Corporation	119,460	133,871	114,442	102,894	95,120	26,641
Other (3)	240,654	255,695	266,474	275,641	309,508	10,643

Total	$10,070,803	$10,990,858	$11,977,892	$13,148,049	$15,218,297	$240,477

(1)	Crown organizations also have debt not guaranteed by the Province which consists of $112.3 million held by Canada Mortgage and Housing Corporation, an agency of the Federal Government, $65.0 million held by various First Nations Bands and $0.40 million of assumed mortgages on existing property.
(2)	Provincial advances have been adjusted by the foreign currency fluctuation on the direct borrowings of the Province for which Manitoba Hydro is responsible.
(3)	Includes post-secondary education institutions.

The Manitoba Hydro-Electric Board provides for a supply of electrical power adequate for the needs of Manitoba, and promotes economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba. See “The Manitoba Hydro-Electric Board.” Pursuant to legislation enacted in 2001, the Government may not privatize Manitoba Hydro unless approved by the voters of Manitoba in a referendum.

The Manitoba Housing and Renewal Corporation undertakes the construction of housing projects and administers various Provincially subsidized housing programs, including rental subsidies for low income families, housing grants for elderly persons and housing improvement programs. At March 31, 2015, the Corporation had total assets of $938.6 million, represented by $239.2 million of projects completed or under construction, owned land held for development and/or sale having a book value of $70.7 million, loans and mortgages receivable of $141.3 million and other assets of $621.0 million.

The Manitoba Agricultural Services Corporation (MASC) provides credit for farmers principally through direct loans for capital purposes secured by first mortgages held by MASC and through guarantees of loans by chartered banks. MASC also provides crop insurance to farmers. At March 31, 2015, MASC had total assets of $842.6 million, of which $463.7 million represented receivables secured by first mortgages on farm land and buildings. For the fiscal year ended March 31, 2015, MASC’s operating income was $45.1 million, after Provincial operating grants of $96.6 million. As at March 31, 2015, the accumulated surplus of MASC was $298.5 million.

PUBLIC DEBT

Borrowing Record

The Province has always paid the full face amount of the principal of and premium and interest on (a) every direct obligation issued by it and (b) every indirect obligation on which it has been required to implement its guarantee, all promptly when due in the currency in which and country where payable at the time of payment thereof subject during wartime to any applicable laws or regulations forbidding trading with the enemy.

Direct Funded Borrowings of the Province

The Province borrows to fund its net cash requirement. The following table summarizes the direct funded borrowings of the Province by currency exposure as at March 31 for the years 2011 through 2015.

DIRECT FUNDED BORROWINGS (1)

	As at March 31,
	2011	2012	2013	2014	2015
	(In thousands of dollars)
Direct Funded Borrowings Payable in:
Canadian Dollars (2)	$19,383,999	$21,649,550	$21,828,560	$24,229,040	$27,229,483
Issues hedged to Canadian Dollars	4,288,423	4,849,937	6,371,980	6,154,381	6,351,135
U.S. Dollars	1,554,880	1,698,470	1,726,520	1,879,010	1,775,620
Issues hedged to U.S. Dollars	328,844	338,082	343,666	—	—

Total Direct Funded Borrowings	25,556,146	28,536,039	30,270,726	32,262,431	35,356,238
Less: Sinking Funds	(2,786,165)	(2,808,029)	(2,571,940)	(2,188,735)	(2,030,861)

Net Direct Funded Borrowings	$22,769,981	$25,728,010	$27,698,786	$30,073,696	$33,325,377

Raised for the purpose of:
General Government Programs (3)	$11,856,203	$13,917,856	$14,828,248	$15,720,219	$16,778,966
The Manitoba Hydro-Electric Board	8,195,792	8,745,701	9,443,408	10,573,003	12,370,447
Other Self-Sustaining Borrowings	2,657,167	3,017,427	3,393,897	3,761,075	4,161,262
Loans Payable to GBEs and Other	60,819	47,026	33,233	19,399	14,702

Net Direct Funded Borrowings	$22,769,981	$25,728,010	$27,698,786	$30,073,696	$33,325,377

(1)	Debentures payable in U.S. dollars and other foreign currencies are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year, adjusted for any foreign currency contracts entered into for settlement after those dates. All U.S. dollar borrowing has either been hedged to Canadian dollars or is the responsibility of Manitoba Hydro, which has significant U.S. dollar revenues.
(2)	Direct funded borrowings payable in Canadian dollars includes debentures held by the Canada Pension Plan Investment Fund. Such securities are not negotiable, transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, when he deems it necessary in order to meet the requirements of the Canada Pension Plan. At March 31, 2014 and 2015, the total amount of such debentures was $492 million.
(3)	Borrowings for general government programs, including capital assets and pension funding, consist of the total direct funded borrowings of the Province, less borrowings issued for self-sustaining purposes.

For additional information as to the direct funded borrowings of the Province, see “Tables of Supplementary Information — Table III.” Subsequent to March 31, 2015, the Province issued funded borrowings of $2,258.7 million in Canadian dollars, which was issued to finance maturing issues and to provide funding for The Manitoba Hydro-Electric Board and for self-sustaining programs.

Guaranteed Borrowings of the Province

The following table summarizes the guaranteed borrowings of the Province by currency and purpose of issue as at March 31 for the years 2011 through 2015.

GUARANTEED BORROWINGS

	As at March 31,
	2011	2012	2014	2014	2015
	(In thousands of dollars)
Net Guaranteed Borrowings:
Payable in Canadian Dollars (1)	$165,101	$256,600	$165,657	$262,458	$169,059

Issued by:
The Manitoba Hydro-Electric Board	$162,301	$254,100	$163,157	$262,458	$169,059
Other	2,500	2,500	2,500	2,500	2,500

Net Guaranteed Borrowings (1)	$165,101	$256,600	$165,657	$264,958	$171,559

(1)	The table does not include guarantees of the Province totaling $42.8 million as at March 31, 2015.

For additional information as to guaranteed borrowings, see “Tables of Supplementary Information — Table IV.”

Maturity Schedule

The following table sets forth the maturity schedule by currency of the direct funded and guaranteed borrowings of the Province as at March 31, 2015:

MATURITY SCHEDULE

DIRECT AND GUARANTEED BORROWINGS (1)

Years Ending March 31,	Canadian Dollars (2)	U.S . Dollars (3)	Gross Maturities	Estimated Sinking Funds Withdrawal	Net Maturities
	(In millions of dollars)
Short-Term Borrowings (4)	$1,795	$—	$1,795	$—	$1,795
2016 (4)	2,041	—	2,041	333	1,708
2017	2,046	634	2,680	214	2,466
2018	2,526	—	2,526	237	2,289
2019	1,975	761	2,736	427	2,309
2020	2,499	—	2,499	255	2,243

	12,881	1,395	14,276	1,466	12,810
2021-2025	6,307	380	6,688	419	6,269
2026-2035	3, 827	—	3,827	141	3,686
2036-2064	10,321	—	10,321	6	10,315
2016-2044 GBEs	10	—	10	—	10
2016-2044 Health Care Facilities	401	—	401	—	401
2016-2017 Government of Canada	5	—	5	—	5

	$33,753	$1,776	$35,528	$2,031	$33,497

(1)	The table does not include guarantees of the Province totaling $42.8 million as at March 31, 2015.
(2)	Borrowings payable in Canadian dollars include borrowings swapped from other currencies.
(3)	Borrowings payable in U.S. dollars (U.S. $1.4 billion) are stated at the Canadian dollar equivalent as at March 31, 2015.
(4)	Short-Term Borrowings represent 90-day Treasury Bills and Promissory Notes outstanding. Short-Term Borrowings, together with the 2016 maturities, represent the total direct and guaranteed borrowings with a residual maturity of less than one year.

Sinking Funds

The Minister of Finance may provide for the creation and management of sinking funds for the orderly retirement of borrowings. The Minister of Finance may authorize, by directive, the amount, if any, to be allocated to the Province’s sinking fund. The amount allocated to the sinking fund by the Province for the fiscal year ended March 31, 2015, was nil. Currently, the Province’s sinking fund is invested principally in securities issued or guaranteed by the Government of Canada or the Canadian Provinces.

Manitoba Hydro is required by statute to provide, prior to its fiscal year end in each year, amounts for sinking funds which are not less than the sum of (a) 1% of the borrowings of, and Provincial advances to, Manitoba Hydro outstanding at the preceding fiscal year end and (b) 4% of the balance of cash and book value of securities in the sinking fund at such date. Interest earned on money and securities in the sinking fund is paid to Manitoba Hydro.

Unfunded Debt

The unfunded debt of the Province as at March 31, 2015 amounted to $2,658.0 million, including $981.4 million of accounts payable, $173.6 million of accrued interest and $1,502.9 million of other accrued charges. This unfunded debt was offset by current assets of the Province in the amount of $1,787.5 million, represented by $548.2 million of March 2015 tax revenue receivables, $286.8 million of other receivables, $10.1 million of interest receivable and $380.6 million of accounts receivable from the Federal and other governments and $759.0 million in cash and equivalents, less a valuation allowance of $197.2 million.

Consolidated Funded Borrowings of the Manitoba Public Sector

The Province supervises all financial activities of the Manitoba public sector. Certain public sector entities issue debt in their own names which is not guaranteed by the Province. Accordingly, not all funding within the public sector is reflected in the Province’s financial statements. The following table sets forth the consolidated funded borrowings of the Manitoba public sector as at March 31 for each of the years 2011 through 2015.

CONSOLIDATED FUNDED BORROWINGS OF THE MANITOBA PUBLIC SECTOR

	As at March 31,
	2011	2012	2013	2014	2015
	(In millions of dollars)
Issued for the purpose of:
General Government Programs	$14,323	$16,376	$17,068	$17,799	$18,695
Less Sinking Funds	(2,458)	(2,458)	(2,240)	(2,078)	(1,916)

Net General Government Programs	11,865	13,918	14,828	15,720	16,779

The Manitoba Hydro-Electric Board	8,635	9,352	9,941	11,011	12,719
Less Sinking Funds	(269)	(350)	(332)	(110)	(115)

Net The Manitoba Hydro-Electric Board	8,366	9,003	9,609	10,900	12,605

Other Crown Organizations, Public Sector Entities and Loans Payable	4,289	4,674	5,261	5,615	6,096
Less Sinking Funds	(292)	(243)	(264)	(195)	(126)

Net Other Crown Organizations, Public Sector Entities and Loans Payable	3,997	4,433	4,998	5,421	5,970

Net Public Sector Debt	$24,228	$27,354	$29,435	$32,042	$35,353

Consisting of:
Direct Debt of the Province (1)	$24,217	$27,029	$28,630	$30,502	$33,483
Guaranteed Debt of the Province (1)	165	257	166	265	172
Non-Guaranteed Debt of Crown Organizations, Other Public Sector Entities and Loans Payable	2,866	3,117	3,474	3,658	3, 855

Total Public Sector Debt	27,247	30,403	32,270	34,424	37,510
Less: Accumulated Sinking Funds	(3,020)	(3,051)	(2,836)	(2,384)	(2,156)

Net Public Sector Debt	$24,228	$27,354	$29,435	$32,042	$35,353

(1)	U.S. and other foreign currency borrowings included in the direct borrowings of the Province and the guaranteed borrowings of the Province are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year.

Selected Borrowings Information

The following table sets forth certain information as to the funded borrowings of the Manitoba Public Sector and of the Province, as well as borrowings issued for General Government programs, including capital assets and pension funding (all net of accumulated sinking funds) as at March 31 for the years 2011 through 2015, including per capita data based upon population at July 1 of the preceding calendar year.

PUBLIC SECTOR BORROWINGS INFORMATION

	As at March 31,
	2011	2012	2013	2014	2015
Total Net Consolidated Funded Borrowings of the Manitoba Public Sector (in millions)	$24,228	$27,354	$29,435	$32,042	$35,353
Per Capita	19,843	22,167	23,529	25,329	27,620
As a Percent of Primary Household Income	70.2%	75.6%	77.0%	80.7%	86.1%
As a Percent of Nominal Gross Domestic Product	45.8%	49.0%	50%	52.3%	55.6%
Total Net Direct Funded Borrowings of the Province (in millions)	$22,780	$25,728	$27,699	$30,074	$33,325
Per Capita	18,657	20,849	22,141	23,774	26,035
As a Percent of Primary Household Income	66.0%	71.1%	72.49%	75.7%	81.2%
As a Percent of Nominal Gross Domestic Product	43.0%	46.1%	47.0%	49.1%	52.4%
Net Borrowings Issued for General Government Programs (in millions)	$11,865	$13,918	$14,828	$15,720	$16,779
Per Capita	9,717	11,279	11,853	12,427	13,109
As a Percent of Primary Household Income	34.4%	38.5%	38.8%	39.6%	40.9%
As a Percent of Nominal Gross Domestic Product	22.4%	24.9%	25.2%	25.7%	26.4%
Net Cost of Servicing General Government Program Borrowings	233	236	233	208	199
As a Percent of Provincial Revenue	2.2%	2.1%	2.1%	1.8%	1.7%

Starting in 2007, the Province has borrowed to fund a portion of its unfunded pension liabilities. These borrowings increase total net funded borrowings. As the proceeds are invested in pension assets, they do not increase Summary Net Debt of the Province.

SUMMARY NET DEBT

	As at March 31,
	2011	2012	2013	2014	2015
	(In millions of dollars, unless otherwise indicated)
Total Financial Assets (1)	$ 9,904	$ 10,623	$ 10,585	$ 10,683	$ 10,743

Liabilities:
Borrowings (2)	17,150	19,603	20,788	21,946	23,257
Accounts Payable, accrued charges, provisions and unearned revenue	3,513	3,864	3,790	3,971	4,204
Pension Liability	1,731	1,634	1,828	2,038	2,245

Total Liabilities	22,394	25,101	26,406	27,955	29,706

Summary Net Debt	$ 12,490	$ 14,478	$ 15,821	$ 17,272	$ 18,963

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	23.6%	25.9%	26.9%	28.2%	29.8%

(1)	Includes cash, accounts receivable, loans and advances, investments, equity in GBEs and other financial assets.
(2)	Excludes borrowings incurred for and repayable by The Manitoba Hydro-Electric Board.

Pension Liability

The Government participates in various pension plans. The two primary plans in which the Government directly participates are the Civil Service Superannuation Plan and the Teachers’ Pension Plan. In accordance with the Acts that provide for these plans, the Government is responsible for 50% of pension benefits earned by employees. These plans are joint trusteed plans. The Government’s pension liability reflects its share of the actuarial present values of pension benefits attributed to services rendered by employees and former employees, net of any plan assets which are set aside by the Government in irrevocable trusts.

Other pension plans in which the Government participates include the Members of the Legislative Assembly Plan, the Legislative Assembly Pension Plan, the Judges’ Supplemental Pension Plan and the Winnipeg Child and Family Services Employee Benefits Retirement Plan. The Government is responsible for any excess of accrued pension benefits over pension fund assets for these Plans.

The Government also includes several other pension plans in its pension liability. These other plans include post-secondary education pension plans and public school divisions’ pension plans. Post-secondary education pension plans include the University of Manitoba Pension Plans, the University of Winnipeg Pension Plan and the Brandon University Retirement Plan. Public school divisions’ pension plans include the Winnipeg School Division Pension Fund for Employees Other Than Teachers, Retirement Plan for Non-Teaching Employees of the St. James-Assiniboia School Division and Retirement Plan for Employees of Frontier School Division. The Government is responsible for any excess of accrued pension benefits over pension fund assets for these Plans.

Employees in the health sector are members of the Health Care Employees Pension Plan, a multi-employer defined benefit pension plan established between employees and participating boards. Because the Government does not sponsor this plan, the accrued benefit liability of this Plan is not recognized in the Summary Financial Statements. The annual net benefit plan expense is the amount of required contributions provided for employees’ services rendered during the year. In the year ended March 31, 2015, the Government expensed contributions to this Plan of $139 million (2014 - $132 million). At December 31, 2014 this Plan had an excess of net assets available for benefits over pension obligations of $279 million.

As at March 31, 2015, the Province’s total gross pension obligation for all these Plans (except health) was $8,395 million (2014 — $8,020 million) or $2,245 million net of plan assets (2014 — $2,038 million). The components of this obligation are set forth below.

An actuarial valuation and report of the Province’s liability to the Civil Service Superannuation Fund (CSSF) was completed as at December 31, 2013. The report also provided a formula to update the liability on an annual basis. In accordance with this formula, the Province’s actuarial liability to the CSSF has been calculated at $2,786 million on an indexed basis as at March 31, 2015 (2014 — $2,619 million) or at $775 million net of plan assets as at March 31, 2015 (2014 — $726 million).

An actuarial report for Teachers Retirement Allowances Fund (TRAF) was completed as of January 1, 2012 and provides a formula to update the Province’s pension liability, resulting in a pension liability of $3,613 million on an indexed basis at March 31, 2015 (2014 — $3,480 million) or $1,406 million net of plan assets at March 31, 2015 (2014 —$1,272 million).

An actuarial valuation and report of the Province’s liability to the other pension plans was calculated at $1,996 million on an indexed basis at March 31, 2015 (2014 — $1,921 million) or at $64 million net of plan assets at March 31, 2015 (2014 — $40 million).

The following table summarizes the estimated actuarial pension liability for the Province and Crown organizations excluding GBEs such as Manitoba Hydro. The balances are net of the Pension Assets Fund (described below).

	As at March 31,
	2014	2015
	(In millions of dollars)
Civil Service Superannuation Fund	$726	$775
Teachers’ Retirement Allowances Fund	1,272	1,406
Other Pension Plans	40	64

Pension Liability (1)	$2,038	$2,245

(1)	Includes unamortized actuarial gains and losses.

Pension fund assets are held in the Pensions Assets Fund, which includes separately invested trust accounts for CSSF and TRAF.

The Province has from time to time set aside funds to address the Province’s unfunded pension liability. The Province transferred a total of $1,100 million from the Operating Fund to the CSSF during the fiscal years from 2009 to 2012. Budget 2015 provides an additional $100 million for TRAF. In addition, the Province provided funding of $1,502 million to the TRAF during the fiscal year 2008 to reduce its unfunded pension liability level.

Manitoba Hydro employees are eligible for pensions under The Civil Service Superannuation Act, which requires Manitoba Hydro to contribute 50% of the pension disbursements made to retired employees. As at March 31, 2015, Manitoba Hydro and its subsidiaries had an accrued benefit asset of $54 million (2014 — $90 million), which consisted of an accrued benefit obligation of $1,659 million (2014 — $1,398 million), pension assets of $1,121 million (2014 — $1,015 million), and an unamortized net actuarial loss of $592 million (2014— $473 million). These amounts are not reflected in the above totals in respect of the Province’s pension liability.

THE MANITOBA HYDRO-ELECTRIC BOARD

The Manitoba Hydro-Electric Board (Manitoba Hydro) was established in 1949 by an Act of the Legislature of the Province as an agent of the Crown in right of the Province to provide for a supply of electrical power adequate for the needs of Manitoba, and to promote economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba.

In 1997, amendments were made to The Manitoba Hydro Act to allow wholesale competition and transmission access in the Manitoba electrical market and allow Manitoba Hydro to offer new products and services, create subsidiaries and enter into joint ventures and business alliances. The amendments also provided Manitoba Hydro with explicit authority to build new generation for export.

Manitoba Hydro currently provides electricity to approximately 562,000 customers and natural gas service to approximately 275,000 customers within the Province. In addition, Manitoba Hydro currently has 25 active counterparties for electricity exports in the U.S., Ontario and Saskatchewan.

At March 31, 2015, Manitoba Hydro’s total generating capability was 5,701 megawatts. Of this generating capability, hydro-electric stations represented 91.9%, thermal-electric stations 7.9% (6.3% natural gas and 1.6% coal) and diesel-electric stations 0.2%. The diesel electric stations serve four isolated communities in northern Manitoba that are too remote to be served from the integrated system.

For the fiscal year ended March 31, 2015, 92.6% of the total energy supply of 37.8 billion kilowatt-hours was provided by self-renewing hydro-electric generation. The portion of total supply provided by thermal generation was 0.2%, by imports 4.6% and by wind purchase 2.6%.

Operations

Net income from consolidated operations for the fiscal year ended March 31, 2015 was $114 million, compared to net income of $174 million in the previous fiscal year. The decrease in net income of $60 million was largely attributable to increased financing expenses. Manitoba Hydro’s debt/equity ratio was 79:21.

Electricity

As at March 31, 2015, Manitoba Hydro owned and operated 15 hydro-electric generating stations having a total installed electric generating capability of 5,239 megawatts, including five stations with a total capability of 3,959 megawatts located on the Nelson River. Manitoba Hydro also owned and operated two thermal-electric generating stations having a total installed capability of 452 megawatts and four isolated diesel sites having an installed capacity of 10 megawatts.

As at March 31, 2015, the high voltage transmission facilities of Manitoba Hydro consisted of approximately 12,212 circuit kilometers. For purposes of exporting surplus energy, Manitoba Hydro maintains interconnections with power facilities in the Provinces of Saskatchewan and Ontario, and in the States of North Dakota and Minnesota. Manitoba Hydro’s interconnections with Ontario have a firm export transfer capability of 200,000 kilowatts and a firm import transfer capability of 0 kilowatts. The interconnections with Saskatchewan have a firm export transfer capability of 175,000 kilowatts and a firm import transfer capability of 0 kilowatts. The interconnections with the United States have a firm export transfer capability of 2,100,000 kilowatts and a firm import transfer capability of 700,000 kilowatts. Additional non-firm import and export transfer capability may be available from time to time on all three interfaces depending on the operating conditions.

During the fiscal year ended March 31, 2015, Manitoba Hydro sold a total of 32.8 billion kilowatt-hours of electricity, representing a decrease of 1% from the fiscal year ended March 31, 2014. Although there was a slight increase in Manitoba sales, primarily due to customer growth partially offset by lower consumption as a result of warmer winter weather compared to the prior year, extraprovincial sales decreased 2.9% from the prior year, primarily due to a reduction in U.S. sales volumes.

Natural Gas

Manitoba Hydro’s subsidiary, Centra Gas, provides natural gas distribution and related energy services to approximately 275,000 customers that are located in nearly 100 communities throughout southern Manitoba. Centra Gas owns a network of transmission (1,877 kilometers) and distribution (8,085 kilometers) mains to meet the natural gas requirements of its customers.

For the year ended March 31, 2015, Centra Gas had total gas deliveries of 73.1 billion cubic feet, a decrease of 9.2% from the prior year. These gas deliveries were comprised of 21.1 billion cubic feet to residential customers, 30.7 billion cubic feet to commercial and industrial customers, and 21.3 billion cubic feet of transportation deliveries.

Rate Matters

Manitoba Hydro’s rates for electricity sales within the Province are set on an embedded cost of service basis and are subject to review and approval by The Manitoba Public Utilities Board (the PUB). On July 24, 2015 the PUB approved a 3.95% across-the-board rate increase for all customer classes effective August 1, 2015, with 2.15% of the increase to be flowed into a deferral account to assist with the payment of costs related with Bipole III once it is placed in-service. Manitoba Hydro’s electricity customers continue to enjoy one of the lowest rate structures in North America.

Centra Gas files quarterly rate applications with the PUB based on the twelve-month forward price for Western Canadian gas supplies, which are designed to pass through to customers the impact of primary gas price changes. Centra Gas also makes periodic rate applications for changes in non-commodity costs and other gas costs. Centra Gas also offers a fixed rate service for primary natural gas supply which allows customers to fix their natural gas rates for terms of up to five years. The fixed rate service is offered to residential and commercial customers.

Statistical Information

The following table sets forth certain statistical information for the last five years.

	Year Ended March 31,
	2011		2012		2013		2014		2015
Electricity
Installed Generating Capability (in megawatts)	5,499		5,485		5,685		5,725		5,701
Manitoba Firm Peak Demand (in megawatts)	4,261		4,343		4,535		4,720		4,688
Energy Supply (in millions of kilowatt-hours)
Generated	34,115		33,249		33,244		35,406		35,059
Purchased (scheduled energy)	1,755		2,588		2,380		2,840		2,713

Total	35,870		35,837		35,624		38,246		37,772

Electric Energy Sales (in millions of kilowatt-hours)
Manitoba	20,787		20,770		21,477		22,356		22,458
Extraprovincial (scheduled energy deliveries)	10,578		10,321		9,081		10,674		10,365

Total	31,365		31,091		30,558		33,030		32,823

Revenue from Sale of Power (in thousands of dollars)
Manitoba	$1,200,381		$1,191,117		$1,341,011		$1,405,301		$1,424,380
Extraprovincial	398,307		363,044		352,633		439,182		400,294

Total	$1,598,688		$1,554,161		$1,693,644		$1,844,483		$1,824,674

Number of Customers	537,299		542,681		548,774		555,760		561,869
Average Revenue per kilowatt-hour
Manitoba	5.77	¢	5.73	¢	6.24	¢	6.29	¢	6.34	¢
Extraprovincial	3.77	¢	3.52	¢	3.88	¢	4.11	¢	3.86	¢
Average Cost per kilowatt-hour of Electric Energy Sold (excluding finance expense)	3.43	¢	3.58	¢	3.96	¢	4.08	¢	3.98	¢
Natural Gas
Gas Deliveries (in billions of cubic feet)
Residential	20.9		18.0		21.2		23.4		21.1
Commercial/Industrial	29.0		25.7		30.0		34.0		30.7
Transportation	20.6		22.2		21.1		23.0		21.3

Total	70.5		65.9		72.3		80.4		73.1

Number of Customers	265,961		267,699		269,786		272,228		274,817
Revenue from Sale of Natural Gas (in thousands of dollars)
Residential	$233,847		$195,338		$199,210		$238,416		$247,007
Commercial/Industrial	163,822		127,774		123,701		170,298		175,233
Transportation	4,994		4,602		4,813		3,945		4,460
Other	1,394		990		1,296		2,567		1,543

Total	$404,057		$328,704		$329,020		$415,226		$428,243

For information with respect to the operating financial results, balance sheet, statement of cash flows and comprehensive income of Manitoba Hydro, see “Tables of Supplementary Information — Table V.”

Construction Program

The following table summarizes Manitoba Hydro’s capital expenditures for improvements and expansion of its facilities during the four-year period ended March 31, 2015, and the estimated capital expenditures during the five-year period ending March 31, 2020.

CAPITAL EXPENDITURES

	Year Ending March 31, (in thousands of dollars)
					Estimated
	2012	2013	2014	2015	2016	2017	2018-2020
Electricity
Major New Generation & Transmission	$567,780	$600,271	$983,713	$1,341,723	$1,913,878	$2,463,480	$4,992,667
Generation Upgrades	105,495	92,332	115,901	118,470	132,000	137,645	414,950
Transmission & Stations	114,253	98,481	102,832	151,209	125,000	130,346	392,945
Distribution & Other	245,474	241,877	251,377	289,256	320,039	341,585	834,403
Natural Gas
Distribution & Other	37,676	38,880	40,740	31,376	64,872	50,515	109,120

Total	$1,070,678	$1,071,841	$1,494,563	$1,932,034	$2,555,789	$3,123,571	$6,744,085

Capital expenditures, excluding major new generation and transmission expenditures, are estimated to total $3.1 billion for the five-year period ending March 31, 2020. Manitoba Hydro expects internally generated funds to be sufficient to fund the majority of these capital expenditures.

Manitoba Hydro has commenced construction of the Bipole III Transmission Reliability and Keeyask Generation projects in order to further improve electrical system reliability, to meet the future energy requirements of the Province, and to take advantage of export market opportunities outside of the Province. This plan also includes a new 500 kV interconnection to the U.S. which facilitates access to that power market and provides increased transfer capability for both export and import purposes. Manitoba Hydro’s development plan includes enhanced demand side management (DSM) options targeted to realize electricity savings of 1,136 MW and 3,978 GWh, natural gas savings of 108 million cubic meters, and combined global greenhouse gas emission reductions of 2.9 million tonnes by 2028/29. These projects and the DSM plan involve investment of approximately $9 billion. The majority of planning and licensing activities on Conawapa generating station have been suspended at this time. Manitoba Hydro’s current plan is to defer the decision on Conawapa, subject to securing additional firm export sale commitments over the next two years sufficient to meet Manitoba Hydro’s business and financial requirements.

Bipole III is a new high voltage direct current (HVDC) transmission project required to improve overall system reliability and dependability, as well as to provide additional capacity for delivery of existing and proposed hydroelectric generation to southern markets. The 1,384 km Bipole III route will originate at the new Keewatinohk Converter Station near Gillam, travel south and west of Lakes Winnipegosis and Manitoba, and terminate at the new Riel Converter Station on the east side of Winnipeg. Clearing and installation of transmission line foundations began in early 2014 and will continue over the winter of 2015/16, along with tower erection and stringing, up to the project in-service-date. Construction related to the converter stations began in 2013. The Keewatinohk alternating current (AC) switchyard contract was awarded June 2014, and Construction Power was put into service July 2014. Manitoba Hydro awarded the largest contract associated with the Bipole III Reliability Project in late 2014 to design, supply, and install the High Voltage Direct Current (HVDC) equipment required for the project’s two converter stations. The projected in-service date is 2018 with a projected total cost of $4.7 billion.

The 695-megawatt Keeyask Generating Station is being developed on the Nelson River approximately 175 km northeast of Thompson in partnership with the Keeyask Cree Nations (KCN) — Tataskweyak Cree Nation, War Lake First Nation, Fox Lake Cree Nation and York Factory First Nation. The Joint Keeyask Development Agreement formalizing the Keeyask Hydropower Limited Partnership (KHLP) between Manitoba Hydro and the KCN was signed in 2009 and provides the KCN with a right to own up to 25 per cent of the partnership. The Keeyask Infrastructure Project (KIP) began in early 2012 and enabled an early start to the construction of key project infrastructure including an access road, bridge, temporary start-up camp, various work areas and a 500-person main camp (phase 1). On July 2, 2014 the Province of Manitoba issued the environmental license to construct the Keeyask Generating Station upon recommendation of the Clean Environment Commission and the Public Utilities Board. Construction of the generating station commenced on July 16, 2014. Currently, construction continues on rock excavation for the powerhouse, preparations for spillway construction, expansion of the main camp by 1,500 rooms, the south access road and the associated transmission facilities. Current efforts are focused on preparing for major concrete operations that commence spring 2016. The projected in-service date for the first unit is 2019 with a projected total cost of $6.5 billion.

On July 2, 2014, the Manitoba Government also authorized Manitoba Hydro to proceed with the Manitoba-Minnesota Transmission Project (MMTP), a new 235 kilometer 500 kV AC transmission line to be interconnected with the Great Northern Transmission Line (GNTL) at the Canada-US border. This MMTP project still requires approval from federal and provincial regulatory authorities to begin construction. A preferred route has been determined and has been presented to the public to gather feedback through various meetings and open houses to enhance the environmental assessment. On September 25, 2014, a wholly owned subsidiary of Manitoba Hydro executed a Multi-Party Facility Construction Agreement (FCA) with Minnesota Power and the Midcontinent Independent System Operator for the development and construction of the GNTL. The GNTL will interconnect with the MMTP at the Canada–US border near Roseau Minnesota and run approximately 354 kilometers south east to a new substation to be constructed near Grand Rapids, Minnesota. The planned in-service date for these projects is 2020, with a projected total cost of $350 million for the MMTP and $542 million for Manitoba Hydro’s subsidiary portion of the GNTL project. Additionally, Manitoba Hydro estimates that it will pay $286 million (2014 present value) in projected scheduling fees associated with the GNTL to Minnesota Power under the Minnesota Power 133 MW Power Purchase Agreement.

The following table summarizes the location and net winter capability of Manitoba Hydro’s integrated system existing and potential generating stations.

MANITOBA HYDRO INTEGRATED SYSTEM

EXISTING AND POTENTIAL GENERATING STATIONS

EXISTING GENERATING STATIONS

Generating Station	River	Net Winter Capability
		(in megawatts)

Jenpeg	Nelson	122
Kelsey	Nelson	287
Kettle	Nelson	1,220
Long Spruce	Nelson	980
Limestone	Nelson	1,350
Pine Falls	Winnipeg	87
Great Falls	Winnipeg	129
McArthur Falls	Winnipeg	56
Seven Sisters	Winnipeg	165
Slave Falls	Winnipeg	68
Pointe Du Bois	Winnipeg	75
Grand Rapids	Saskatchewan	479
Laurie River I and II	Laurie	10
Wuskwatim	Burntwood	211

Total Hydraulic Capability		5,239
Brandon & Selkirk Thermal		452

Total Integrated System Capability		5,691

POTENTIAL GENERATING STATIONS (1)

Conawapa	Nelson	1,300
Gillam Island	Nelson	850
Keeyask (under construction)	Nelson	630
Birthday Rapids	Nelson	295
Whitemud	Nelson	290
Manasan	Burntwood	250
Red Rock	Nelson	230
First Rapids	Burntwood	195
Granville Falls	Churchill	120
Bonald	Churchill	110
Notigi	Burntwood	100
Early Morning	Burntwood	60

		4,430

Total		10,121

(1)	Net capacity addition to the integrated system.

Export Power Sales

Manitoba Hydro enters into short-term and long-term power sales on an on-going basis to numerous utilities and markets in the upper mid-west United States and in Canada. Manitoba Hydro monitors the creditworthiness of, and exposures to, export sales customers in order to minimize credit risk.

Manitoba Hydro has a Coordination Agreement with the Midcontinent Independent System Operator, Inc. (MISO) which allows Manitoba Hydro to participate in the MISO. The agreement provides Manitoba Hydro with non-discriminatory transmission access to the membership base of the MISO. From its headquarters in central Indiana, the MISO serves as the regional transmission organization for its transmission-owning members, and with the inclusion of committed operations, controls an interconnected transmission grid encompassing more than 178,000 megawatts of generation capacity over 65,000 miles of high voltage transmission lines in all or parts of 15 states. This market operates similarly to other trading exchanges where power sales and purchases are transacted directly with the exchange rather than utilities transacting directly with one another. The market offers a broad range of electricity products, thereby providing additional sales opportunities to Manitoba Hydro.

The following table summarizes Manitoba Hydro’s current and future export power contracts.

Executed Contracts	Term
Northern States Power Company: 350 MW Diversity Exchange	May 1, 2015 – April 30, 2025
375 (S)/ 325 (W) MW System Power Sale	May 1, 2015 – April 30, 2025
125 MW System Power Sale	May 1, 2021 – April 30, 2025
75 MW Diversity Exchange	June 1, 2016 – May 31, 2020
Great River Energy: 200 MW Diversity Exchange	November 1, 2014 – April 30, 2030
Minnesota Power:
50 MW System Power Sale	June 1, 2015 – May 31, 2020
3.3 TWh Non-Firm Energy Sale	May 1, 2011 – April 30, 2022
250 MWh System Power Sale	June 1, 2020 – May 31, 2035
133 MWh Energy Sale	June 1, 2020 – May 31, 2040
Minnesota Municipal Power Agency: 30 MW Energy Sale	May 1, 2012 – April 30, 2017
30 MW Surplus Energy Sale	Sept. 1, 2012 – April 30, 2017
Wisconsin Public Service: 100 MW System Power Sale	June 1, 2021 – May 31, 2025
100 MW Energy Sale	June 1, 2025 – May 31, 2029
108 MW Energy Sale	June 1, 2012 – May 31, 2016
108 MW System Power Sale	June 1, 2016 – May 31, 2021
8 MW Energy Sale	June 1, 2023 – May 31, 2029
308 MW System Power Sale	TBD – May 31, 2036
SaskPower:
25 MW System Power Sale	November 1, 2015 – May 31, 2022
100 MW System Power Sale	2020 – 2040*
NextEra Energy:
10/40 MW Capacity Sale	June 1, 2014 – May 31, 2016
100 MW Capacity Sale	June 1, 2016 – May 31, 2018
30 MW Capacity Sale	June 1, 2015 – May 31, 2018
50 MW Capacity Sale	June 1, 2015 – May 31, 2016
AEP Energy Partners:
79/50 MW Capacity Sale	June 1, 2016 – May 31, 2020

* Manitoba Hydro has announced a 100 MW Term Sheet with SaskPower from 2020 to 2040. The sale will require the construction of a new 230 kV interconnection between the provinces. A signed Power Purchase Agreement is anticipated in early 2016.

Definitions:

System Power Sale: Annual sales of both Capacity and Firm Energy.

Diversity Exchange: Seasonal swap of Capacity and Firm Energy.

Energy Sale: Annual sale whereby Manitoba Hydro is obligated to offer a minimum volume of energy.

Surplus Energy Sale: Long-term contracts with customers whereby Manitoba Hydro will offer energy under the contract when it has energy that is surplus to domestic customer and dependable export customer requirements.

(S):	Summer season.
(W):	Winter season.

CANADIAN FOREIGN EXCHANGE

Canada maintains a floating exchange rate. Average noon spot exchange rates against the U.S. dollar are shown in the table below for the calendar years 2010 through 2014.

	Average Noon Spot Rates
Foreign Currency	2010	2011	2012	2013	2014
	(Canadian dollars per unit of foreign currency)
United States Dollars (1)	$1.0299	$0.9891	$0.9996	$1.0299	$1.1045

(1)	The high and low spot rates for the U.S. dollar expressed in Canadian dollars are as follows:

	2010	2011	2012	2013	2014
High	$1.0778	$1.0604	$1.0418	$1.1107	$1.2663
Low	0.9961	0.9449	0.9710	1.0187	1.0713

Source: Bank of Canada.

At March 31, 2015, the noon spot exchange rate for U.S. dollars as reported by Bank of Canada, expressed in Canadian dollars, was  $1.2683.

TABLES OF SUPPLEMENTARY INFORMATION

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT MARCH 31, 2015

(with comparative figures for 2014)

	2014	2015
	(In millions of dollars)
FINANCIAL ASSETS
Cash and cash equivalents	$1,600	$1,983
Temporary investments	202	215
Amounts receivable	1,548	1,570
Inventories for resale	75	79
Portfolio investments	2,293	1,841
Loans and advances	1,145	1,251
Equity in government business enterprises	3,820	3,804

TOTAL FINANCIAL ASSETS	$10,683	$10,743

LIABILITIES
Borrowings	$21,946	$23,257
Accounts payable, accrued charges, provisions and unearned revenue	3,971	4,204
Pension liability	2,038	2,245

TOTAL LIABILITIES	27,955	29,706

NET DEBT	(17,272)	(18,963)

NON-FINANCIAL ASSETS
Inventories held for use	62	59
Prepaid expense	58	58
Tangible capital assets	10,599	11,461

	10,719	11,578

ACCUMULATED DEFICIT	$(6,553)	$(7,385)

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF REVENUE AND EXPENSE

FOR THE YEAR ENDED MARCH 31, 2015

(with comparative figures for 2014)

	2014	2015
	(In millions of dollars)
REVENUE
Income taxes:
Corporate income tax	$468	$562
Individual income tax	2,978	3,117
Other taxes:
Retail sales tax	2,028	2,205
Fuel taxes	329	334
Levy for health and education	315	321
Education property tax	434	461
Other taxes	617	579
Fees and other revenue	2,202	2,183
Federal transfers:
Equalization	1,799	1,750
Canada Health and Canada Social Transfers	1,524	1,621
Shared cost and other	495	438
Net income from government business enterprises	783	899
Sinking funds and other investment earnings	242	269

TOTAL REVENUE	14,214	14,739

EXPENSES
Health	5,706	5,979
Education	3,562	3,639
Family Services	1,074	1,120
Community, Economic and Resource Development	2,415	2,541
Justice and Other Expenditures	1,158	1,071
Debt Servicing	821	841

TOTAL EXPENSES	14,736	15,191

NET LOSS FOR THE YEAR	$(522)	$(452)

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF ACCUMULATED DEFICIT

FOR THE YEAR ENDED MARCH 31, 2015

(with comparative figures for 2014)

	2014	2015
	(In millions of dollars)
Opening accumulated deficit as previously reported	$(5,936)	$(6,625)
Changes in account policy (Note 1)	72	72
Opening accumulated deficit, reflecting change in accounting policy	(5,864)	(6,553)
Prior period adjustments (Note 2)	—	(61)

Opening accumulated deficit, as restated	(5,864)	(6,614)
Other comprehensive loss	(167)	(319)
Net loss for the year	(522)	(452)

Closing accumulated deficit	$(6,553)	$(7,385)

Note 1:

Effective April 1, 2014, the Government adopted the new Public Sector Accounting Board accounting standard - Liability for Contaminated Sites, Section PS3260. Section PS3260 establishes standards on how to account for and report a liability associated with the remediation of contaminated sites. The adoption of this new standard has resulted in the de-recognition or reclassification of $78 million in liabilities, previously established for the removal of asbestos from Government buildings. Comparative figures have been restated, resulting in an impact to opening equity of $72 million and a $7 million (2014 - $6 million) reclassification to accrued liabilities.

Note 2:

During the year, the Government reviewed the accounting treatment for several account balances and determined that certain restatements were required. The Government determined that floodway assets were in use one year earlier than previously established. This required the reversal of $11 million in capitalized interest and the addition of $4 million of accumulated amortization. As a result, the net book value of tangible capital assets was reduced by $15 million. This adjustment increased the opening accumulated deficit by $15 million and has no impact on opening net debt.

The Government determined that certain changes were necessary to previous assumptions and methodologies that were used to value sick leave liabilities. It also determined that it was necessary to recognize sick leave liabilities for certain reporting entities, which the Province had previously deferred. The expense related to these deferred sick leave liabilities was previously being recognized over the employees’ average remaining service life. As a result, the sick leave liability was increased by $31 million. This adjustment increased the opening accumulated deficit and opening net debt by $31 million.

The Government determined that the terms of their existing student loan portfolio were concessionary in nature. This required the recognition of a discount to their loan portfolio. As a result, the balance of loans and advances was reduced by $15 million. This adjustment increased the opening accumulated deficit and opening net debt by $15 million.

Prior year results have not been restated to reflect these changes.

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE YEAR ENDED MARCH 31, 2015

(with comparative figures for 2014)

	2014	2015
	(In millions of dollars)
Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the year	$ (522)	$ (452)
Changes in non-cash items:
Temporary investments	27	(13)
Amounts receivable	94	(1)
Valuation allowance	55	(22)
Inventories	(8)	(1)
Prepaids	2	—
Accounts payable, accrued charges, provisions and deferrals	181	202
Pension liability	210	207
Amortization of foreign currency fluctuation	6	6
Amortization of debt discount	(42)	(107)
Unamortized losses on derivative contracts	12	96
Loss on disposal of tangible capital assets	22	62
Amortization of tangible capital assets	554	595

	591	572
Other comprehensive loss	(167)	(319)
Changes in equity in GBEs	(54)	16

Cash provided by operating activities	370	269

Capital Activities
Acquisition of tangible capital assets	(1,333)	(1,534)

Cash used in capital activities	(1,333)	(1,534)

Investing activities
Investments purchased	(2,758)	(2,810)
Investments sold or matured	2,276	1,585

Cash used in investing activities	(482)	(1,225)

Financing activities
Debt issued	4,735	5,556
Debt redeemed	(2,983)	(2,683)

Cash provided by financing activities	1,752	2,873

Increase in cash and cash equivalents	307	383
Cash and cash equivalents, beginning of year	1,293	1,600

Cash and cash equivalents, end of year	$1,600	$1,983

II. SUMMARY FINANCIAL STATEMENTS — GOVERNMENT BUSINESS ENTERPRISES (1)

CONSOLIDATED OPERATING RESULTS AND FINANCIAL POSITION

FOR THE YEAR ENDED MARCH 31, 2015 (2)

(with comparative figures for 2014)

	Utilities	Insurance	Finance	Total 2015	Total 2014
	(In millions of dollars)
Changes in Equity
Results of Operations
Revenue from Operations	$2,320	$1,724	$1,491	$5,535	$5,411

Expenses:
Operations	1,680	1,535	884	4,099	4,148
Debt servicing	527	—	10	537	480

Total Expenses	2,207	1,535	894	4,636	4,628

Net Income	113	189	597	899	783
Other comprehensive income (loss)	(256)	(62)	(1)	(319)	(167)

Total comprehensive income (loss)	(143)	127	596	580	616
Transfers to the Government	—	—	(596)	(596)	(562)

Net increase in equity in GBEs	$(143)	$127	$—	$(16)	$54

(1)	GBEs consist of the following as at March 31, 2015:

Utilities:

The Manitoba Hydro-Electric Board

Insurance:

The Deposit Guarantee Corporation of Manitoba

The Manitoba Public Insurance Corporation

The Workers Compensation Board

Finance:

Manitoba Liquor & Lotteries Corporation

(2)	For enterprises whose fiscal year is prior to March 31, the amounts reflected are as at their fiscal year end.

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE

AS AT MARCH 31, 2015

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
(A) Payable in Canadian Dollars:
Debenture Loans
EY	3-Dec-15	2003	5.20	450,000	(1)
FF	1-Mar-16	2005	4.30	500,000	(1)
FW	1-Dec-16	2011	2.05	600,000	(1)
FX	1-Jun-17	2012	1.85	300,000	(1)
FJ	22-Sep-17	2007	4.70	250,000	(1)
PC	5-Mar-18	2007	4.25	250,000	(1)
GD	5-Sep-18	2013	1.85	300,000	(1)
FP	3-Jun-20	2010	4.15	800,000	(1)
FV	1-Dec-21	2011	3.85	600,000	(1)
GF	2-Jun-23	2013	2.55	900,000	(1)
GH	2-Jun-24	2014	3.30	900,000	(1)
DT	22-Dec-25	1995	7.75	300,000	(1)(3)
GJ	2-Jun-25	2015	2.45	650,000	(1)
CL	5-Mar-31	1991	10.5	599,945	(1)
FA	5-Mar-37	2004	5.70	700,000	(1)
PB	5-Mar-38	2007	4.60	950,000	(1)
FK	5-Mar-40	2008	4.65	800,000	(1)
FR	5-Mar-41	2010	4.10	1,300,000	(1)
FT	5-Mar-42	2011	4.40	400,000	(1)
GA	5-Mar-43	2012	3.35	550,000	(1)
GG	5-Sept-45	2013	4.05	1,500,000	(1)
GK	5-Sept-46	2015	2.85	300,000	(1)
FN	5-Mar-50	2009	4.70	350,000	(1)

Total Debenture Loans				14,249,945

Medium-Term Notes
C115-MTN	4-May-15	2010	Floating Step	100,000	(1)
C121-MTN	19-Apr-16	2011	Floating	430,000	(1)
C123-MTN	15-Sept-16	2011	Floating	350,000	(1)
S001-MTN	15-Sep-16	2011	Floating	75,000	(1)
C126-MTN	3-Apr-17	2012	Floating	300,000	(1)
C011-MTN	22-Sep-17	1997	6.50	280,454	(1)
C012-MTN	22-Sep-17	1997	6.50	100,000	(1)
C132-MTN	2-Apr-18	2012	Floating	404,000	(1)
C023-MTN	15-Nov-18	1998	5.50	250,000	(1)
C084-MTN/RRB	1-Dec-18	2006	1.738	98,186	(1)
C135-MTN	2-Apr-20	2013	Floating	720,000	(1)
C077-MTN	11-Feb-20	2005	STEP	625,000	(5)
C138–MTN	15-May-20	2014	Floating	460,000	(1)
C133-MTN	13-Feb-23	2013	STEP	13,000	(1)
C119-MTN	5-Sep-25	2010	4.40	715,000	(1)
C127-MTN	3-May-27	2012	STEP	22,000	(6)
C136-MTN	5-Sep-29	2013	3.25	356,000	(1)
C074-MTN	3-Dec-29	2004	STEP	100,000	(6)
C116-MTN	5-Mar-31	2010	6.30	100,000	(5)

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
C134-MTN	6-May-31	2013	3.05	25,000	(1)
C049-MTN	26-Jul-32	2002	4.31	50,000	(1)
C052-MTN	29-Oct-32	2002	5.975	30,000	(1)
C141-MTN	5-Sept-33	2014	3.75	80,000	(1)
C076-MTN	19-Jan-35	2005	STEP	75,000	(6)
C086-MTN	30-Jun-36	2006	STEP	50,000	(6)
C087-MTN/RRB	1-Dec-36	2006	2.00	113,509	(1)
C124-MTN	5-Mar-39	2011	4.25	210,000	(1)
C091-MTN	16-Jul-39	2007	STEP	100,000	(10)
C031-MTN	5-Mar-40	2001	6.20	276,000	(1)
C040-MTN	5-Mar-42	2002	6.00	350,000	(1)
C068-MTN	5-Mar-44	2004	5.80	120,000	(1)
C092-MTN	5-Sept-44	2007	5.00	157,035	(1)
C129-MTN	5-Sept-52	2012	3.15	610,000	(1)
C139-MTN	5-Sept-54	2014	3.65	75,000	(1)
C110-MTN	5-Mar-60	2009	5.20	325,000	(1)
C109-MTN	5-Mar-63	2009	4.625	105,000	(1)
C137-MTN	5-Mar-63	2013	3.45	272,000	(1)

				8,522,184

L004-MTN	22-Sep-17	2000	6.50	25,000	(1)
L003-MTN	15-Nov-18	2000	5.50	75,000	(1)

				100,000

H053	19-Apr-16	2011	Floating	50,000	(1)
H033	15-Nov-18	2007	5.50	80,000	(1)
H058	15-May-20	2013	Floating	100,000	(1)
H060	5-Sep-29	2014	3.25	100,000	(1)
H061	5-Sep-33	2014	3.75	50,000	(1)

				380,000

D165-MTN	15-Sep-16	2011	Floating	200,000	(1)
D147-MTN	15-Nov-18	2005	5.50	50,000	(1)
D152-MTN	15-Nov-18	2007	5.50	45,000	(1)
D150-MTN/RRB	1-Dec-18	2006	1.738	98,186	(1)
D025-MTN	5-Mar-31	2000	6.30	310,000	(1)
D129-MTN	5-Mar-31	2005	STEP	100,000	(5)

				803,186

Total Medium Term Notes				9,805,371

Foreign Issues Swapped to Canadian Dollars:
FQ	15-Jul-15	2010	N/A	628,800
FE	1-Sep-15	2005	N/A	255,000
AZ	17-Jul-16	1986	N/A	200,631
C037	21-Nov-16	2001	N/A	13,110
C036	21-Nov-16	2001	N/A	39,340
FY	3-Apr-17	2012	N/A	661,500
BM	15-Jan-18	1988	N/A	254,960
GE	1-Jun-18	2013	N/A	102,470
EE	15-Sept-18	1998	N/A	228,380
BU	1-Dec-18	1988	N/A	136,375
FZ	30-May-19	2012	N/A	615,750
CB	15-Jan-20	1990	N/A	369,400
CD	1-Apr-20	1990	N/A	412,815
GB	8-Aug-22	2012	N/A	209,700
GC	6-Sep-22	2012	N/A	592,710
H059	13-Sep-23	2013	N/A	198,185
GI	14-May-24	2014	N/A	872,400

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
C140	3-Mar-25	2014	N/A	248,490
C113	29-Mar-30	2010	N/A	102,923
S002	31-Oct-40	2011	N/A	55,864
H057	17-Nov-42	2012	N/A	39,463
C120	14-Oct-50	2010	N/A	70,300
C128	25-Jun-52	2012	N/A	64,420

				6,372,985

Total Canadian Dollars				30,428,301

(B) Payable in U.S. Dollars:
FQ	15-Jul-15	2010	2.625	628,800	(1)(2)
AZ	17-Jul-16	1986	7.75	189,471	(1)(2)
FH	6-Dec-16	2006	4.90	634,150	(1)
FY	3-Apr-17	2012	1.30	661,500	(1)(2)
BM	15-Jan-18	1988	9.125	253,660	(1)(2)
GE	1-Jun-18	2013	1.125	609,790	(1)(2)
EE	15-Sep-18	1988	9.50	253,660	(1)(2)
BU	1-Dec-18	1988	9.625	380,490	(1)(2)
FZ	30-May-19	2012	1.750	760,980	(1)(2)
CB	15-Jan-20	1990	8.80	317,075	(1)(2)
CD	1-Apr-20	1990	9.25	380,490	(1)(2)
CO	15-Sep-21	1991	8.875	380,490	(1)
GC	06-Sep-22	2012	2.100	760,980	(1)(2)
GI	14-May-24	2014	3.050	1,014,640	(1)(2)

				7,226,176

Swapped to Canadian Dollars:
FQ	15-Jul-15	2010	N/A	(628,800)
AZ	17-Jul-16	1986	N/A	(189,471)
FY	3-Apr-17	2012	N/A	(661,500)
BM	15-Jan-18	1988	N/A	(253,660)
GE	1-Jun-18	2013	N/A	(102,470)
EE	15-Sep-18	1988	N/A	(253,660)
BU	1-Dec-18	1988	N/A	(126,830)
FZ	30-May-19	2012	N/A	(760,980)
CB	15-Jan-20	1990	N/A	(317,075)
CD	1-Apr-20	1990	N/A	(380,490)
GC	6-Sep-22	2012	N/A	(760,980)
GI	14-May-24	2014	N/A	(1,014,640)

				(5,450,556)

Total US Dollars				1,775,620

(A) Payable in Japanese Yen:
C036	21-Nov-16	2001	2.00	31,710	(1)(2)
C037	21-Nov-16	2001	2.03	10,570	(1)(2)

				42,280

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
Japanese Yen Issues swapped to Canadian Dollars:
C036	21-Nov-16	2001	2.00	(31,710)
C037	21-Nov-16	2001	2.03	(10,570)

				(42,280)

Total Japanese Yen				0

(B) Payable in New Zealand Dollars:
FE	1-Sep-15	2005	6.38	284,790	(1)(2)

				284,790

Swapped to Canadian Dollars:
FE	1-Sep-15	2005	Floating	(284,790)

				(284,790)

Total New Zealand Dollars				0

(C) Australian Dollar:
GB	8-Aug-22	2012	4.25	193,380	(1)(2)
H059	13-Sep-23	2013	5.25	193,380	(1)(2)
C140	3-Mar-25	2014	4.25	241,725	(1)(2)

				628,485
Swapped to Canadian Dollars:
GB	8-Aug-22	2012	4.25	(193,380)
H059	13-Sep-23	2013	5.25	(193,380)
C140	3-Mar-25	2014	4.25	(241,725)

				(628,485)

Total Australian Dollars				0

(D) Payable in Euros:
C113	29-Mar-30	2010	4.00	102,173	(1)(2)
C120	14-Oct-50	2010	3.15	68,115	(1)(2)
S002	31-Oct-40	2011	3.24	54,492	(1)(2)
C128	25-Jun-52	2012	2.78	68,115	(1)(2)
H057	17-Nov-42	2012	2.67	42,231	(1)(2)

				335,126

Swapped to Canadian Dollars:
C113	29-Mar-30	2010	4.00	(102,173)
C120	14-Oct-50	2010	3.15	(68,115)
S002	31-Oct-40	2011	3.24	(54,492)
C128	25-Jun-52	2012	2.78	(68,115)
H057	17-Nov-42	2012	2.67	(42,231)

				(335,126)

Total Euros				0

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
Builder Bonds (Payable in Canadian Dollars)
BB # 12	15-Jun-15	2010	Floating	15,127	(6)
	15-Jun-15	2010	Fixed	2,752	(1)
	15-Jun-15	2010	Fixed	5,810	(1)
BB # 13	15-Jun-17	2012	Floating	41,755	(6)
	15-Jun-15	2012	Fixed	4,555	(1)
	15-Jun-17	2012	Fixed	275	(1)
	15-Jun-17	2012	Fixed	918	(1)
BB # 14	15-Jun-19	2014	Floating	132,561	(6)
	15-Jun-17	2014	Fixed	4,106	(1)
	15-Jun-19	2014	Fixed	1,353	(1)
	15-Jun-19	2014	Fixed	471	(1)

				209,684

Total Bonds and Debentures				32,413,605

Canada Pension Plan (Payable in Canadian Dollars)
CPP237	1-May-19	1999	5.67	14,639	(9)
CPPIB-001-MTN	7-Aug-37	2007	5.04	81,158	(1)
CPPIB-002-MTN	1-Dec-38	2009	4.67	102,577	(1)
CPPIB-003-MTN	3-Dec-40	2010	4.38	115,790	(1)
CPPIB-004-MTN	16-Jan-42	2012	3.42	104,459	(1)
CPPIB-005-MTN	3-Jul-42	2012	3.33	73,373	(1)

				491,996

Health Care Facilities
				400,902

Government Business Enterprises
				10,000

Government of Canada
				4,702

Province of Manitoba Promissory Notes
	2015			170,000

Immigrant Investor Program (IIP)
	2015-2020	Various		240,033

Treasury Bills Payable in Canadian Dollars
	2015	Various		1,625,000	(7)

Total Borrowings				35,356,237

IV. STATEMENT OF SECURITIES GUARANTEED BY THE PROVINCE

AS AT MARCH 31, 2015

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref.
				(In thousands of dollars)
BORROWINGS OF SELF-SUPPORTING UTILITIES:
The Manitoba Hydro-Electric Board
Savings Bonds: (Payable in Canadian Dollars)
Series 1	15-Jun-92	1989	Matured	$ 71
Series 2	15-Jun-93	1990	Matured	20
Series 3	15-Jun-96	1991	Matured	105
Series 4	15-Jun-97	1992	Matured	346
Series 5	15-Jun-01	1996	Matured	462
Series 6	15-Jun-02	1997	Matured	107
	15-Jun-00	1997	Matured	135
	15-Jun-02	1997	Matured	117
Series 11
5 yr floating	15-Jun-16	2011	Floating	22,598	(6)
5 yr fixed annual	15-Jun-16	2011	3.15	1,439	(1)
5 yr fixed compound	15-Jun-16	2011	3.15	5,856	(1)
Series 12
5 yr floating	15-Jun-18	2013	Floating	41,948	(6)
3 yr fixed annual	15-Jun-16	2013	1.65	3,153	(1)
5 yr fixed annual	15-Jun-18	2013	1.75	467	(1)
5 yr fixed compound	15-Jun-18	2013	1.75	235	(1)

				77,059

Manitoba Hydro Promissory Notes				0
City of Winnipeg Hydro Bonds				92,000	(1)

Total Self-Supporting Guaranteed Debt				169,059

Grow Bonds				2,500	(8)

Total Securities Guaranteed				$ 171,559

References:

1.	Non-callable/redeemable.
2.	All or part swapped to Canadian dollars.
3.	All or part swapped to U.S. dollars.
4.	Callable as per terms.
5.	Extendable as per terms.
6.	Redeemable at holder’s option, prior to maturity.
7.	91-day Treasury Bills issued by tender in the amount of $125,000,000 weekly.
8.	The Province has only guaranteed the principal portion of the issue.
9.	Held by and callable at par at the option of the Minister of Finance of Canada on 6 months’ notice, subject to the requirements of the Canada Pension Plan.
10.	Putable at the holder’s option.

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31,

	2011	2012	2013	2014	2015
	(In thousands of dollars)
Revenues
Electric
Manitoba	$1,200,381	$1,192,797	$1,341,011	$1,405,301	$1,424,380
Extraprovincial	398,307	363,044	352,633	421,859	400,294
Other revenue	40,846	45,322	68,673	69,850	67,881
Natural gas	404,058	329,274	329,020	414,272	428,245

	2,043,592	1,930,437	2,091,337	2,311,282	2,320,800

Expenses
Operating and administrative	463,712	482,059	533,201	557,633	559,562
Depreciation and amortization	392,749	381,324	422,571	442,119	435,891
Water rentals and assessments	120,163	119,301	117,864	125,517	124,887
Fuel and power purchased	106,169	145,632	133,292	159,790	145,769
Capital and other taxes	102,172	102,609	105,117	116,971	119,746
Cost of gas sold	260,637	196,900	181,438	251,535	273,707
Other expenses	22,747	19,457	29,973	35,617	31,266

	1,468,349	1,447,282	1,523,456	1,689,182	1,690,828

Net Income before Finance Expense	575,243	483,155	567,881	622,100	629,972

Finance Expense
Interest on debt	578,433	606,141	641,045	635,892	675,681
Amortization of debt discount and expense	3,170	573	288	1,752	2,407
Interest applied to construction	(138,363)	(170,173)	(140,565)	(142,147)	(148,214)
Investment income	(18,189)	(13,870)	(11,367)	(25,664)	(2,325)

	425,051	422,671	489,401	469,833	527,549

Net Income before Non-Controlling Interest	150,192	60,484	78,480	152,267	102,423

Non-Controlling Interest	—	—	13,160	22,005	11,192

Net Income	$150,192	$60,484	$91,640	$174,272	$113,615

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED BALANCE SHEET

AS AT MARCH 31,

	2014	2015
	(In thousands of dollars)
ASSETS
Property, Plant and Equipment
In service	$16,189,989	$17,701,427
Less accumulated depreciation	5,506,283	5,756,070

	10,683,706	11,945,357
Construction in progress	2,943,333	3,304,963

	13,627,039	15,250,320

Current Assets
Cash and cash equivalents	141,909	494,001
Accounts receivable and accrued revenue	519,713	468,704
Interest receivable	23	75
Materials and supplies, at average cost	81,431	99,096

	743,076	1,061,876

Other Assets
Other long-term assets	798,642	820,974
Regulated assets	359,788	346,155
Sinking fund investments	110,541	114,323

	1,268,971	1,281,452

	$15,639,086	$17,593,648

LIABILITIES AND RETAINED EARNINGS
Long-Term Debt
Long-term debt	$10,556,003	$12,302,273
Deferred debt costs	(96,117)	471

	10,459,886	12,302,744

Current Liabilities
Accounts payable and accrued liabilities	560,251	560,305
Notes payable	—	—
Accrued Interest	100,231	95,399
Current portion of long-term debt	408,408	376,582

	1,068,890	1,032,286

Other Liabilities
Other long-term liabilities	614,806	808,205
Regulated liabilities	21,700	21,700
Asset purchase obligation	206,765	198,765

	843,271	1,028,670

Contributions in Aid of Construction	381,562	441,288

Non-Controlling Interest	73,296	120,313

Retained Earnings	2,715,951	2,829,565

Accumulated Other Comprehensive Income	96,230	(161,218)

	$15,639,086	$17,593,648

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31,

	2014	2015
	(In thousands of dollars)
Cash provided by operating activities
Cash receipts from customers	$2,175,978	$2,378,961
Cash paid to suppliers and employees	(1,053,227)	(1,221,746)
Interest paid	(502,525)	(535,973)
Interest received	70,345	30,609

	690,571	651,851

Cash provided by financing activities
Proceeds from long-term debt	1,320,325	2,209,542
Sinking fund withdrawals	415,237	110,529
Retirement of long-term debt	(612,963)	(653,865)
Other	2,606	6,957

	1,125,205	1,673,163

Cash used for investing activities
Property, plant and equipment	(1,457,012)	(1,818,508)
Contributions received	62,586	73,180
Sinking fund payments and deposits	(209,006)	(114,290)
Other	(102,889)	(113,304)

	(1,706,321)	(1,972,922)

Net increase in cash and cash equivalents	109,455	352,092
Cash and cash equivalents, beginning of year	32,454	141,909

Cash and cash equivalents, end of year	$141,909	$494,001

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED MARCH 31,

	2014	2015
	(In thousands of dollars)
Net Income	$174,272	$113,616
Other Comprehensive Income
Unrealized foreign exchange losses on debt in cash flow hedges	(154,824)	(249,332)
Realized foreign exchange gains on debt in cash flow hedges reclassified to income	(19,065)	(8,045)
Realized gains on early redemption of sinking funds recognized in net income	(19,212)	(46)
Unrealized fair value losses on available-for-sale U.S. sinking fund investments	(10,137)	(25)

	(203,238)	(257,448)

Comprehensive Loss	$(28,966)	$(143,832)

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME FOR THE YEAR ENDED MARCH 31,
	2014	2015
	(In thousands of dollars)
Balance, beginning of year	$299,468	$96,230
Other comprehensive loss	(203,238)	(257,448)

Balance, end of year	$96,230	$(161,218)